BUILDING SUSTAINABLE CASH FLOW

PENGROWTH

2013 ANNUAL REPORT

TABLE OF CONTENTS

President's Message	1
Summary of Financial & Operating Results	2
Management's Discussion & Analysis	3
Management's Report to Shareholders	37
Auditor's Reports	38
Financial Statements	40
Notes to the Financial Statements	44
Corporate Information	IBC

OPERATING MEASURES

Years ended December 31	2013	2012	2011	2010	2009
PRODUCTION					
Light oil (bbl/d)	27,061	28,005	21,455	21,743	22,841
Heavy oil (bbl/d)	8,355	6,514	6,425	6,789	7,551
Natural gas liquids (bbl/d)	10,476	10,731	9,659	9,611	9,590
Natural gas (Mcf/d)	231,812	242,992	218,601	219,302	237,217
Total (boe/d)	84,527	85,748	73,973	74,693	79,518
Annual (MMboe)	30.9	31.4	27.0	27.3	29.0
BENCHMARK PRICES					
WTI oil (Cdn $/bbl)	101.07	94.15	94.17	82.07	70.56
Edmonton par light oil (Cdn $/bbl)	93.47	86.29	95.36	77.55	66.42
WCS heavy oil (Cdn $/bbl)	75.14	72.69	77.24	67.41	59.88
NYMEX gas (Cdn $/MMBtu)	3.82	2.83	3.99	4.52	4.73
AECO monthly gas (Cdn $/MMBtu)	3.16	2.40	3.68	4.13	4.14
Average currency ($1Cdn = $U.S.)	0.97	1.00	1.01	0.97	0.88
AVERAGE REALIZED PRICES					
Light oil ($/bbl) (1) (2)	83.56	83.57	89.49	76.22	72.97
Heavy oil ($/bbl) (2)	67.98	65.94	69.76	60.22	52.72
Natural gas liquids ($/bbl)	55.81	57.92	69.31	56.99	42.12
Natural gas ($/Mcf) (1)	3.26	2.49	4.08	5.00	5.14
Average price ($/boe)	49.32	46.60	53.13	49.68	46.37
AVERAGE NETBACK (1) (2)					
Light oil ($/bbl)	46.55	49.30	52.30	42.73	44.07
Heavy oil ($/bbl)	37.60	36.55	40.52	33.85	31.27
Natural gas liquids ($/bbl)	25.40	28.53	38.23	31.25	19.09
Natural gas ($/Mcf)	0.95	0.44	1.80	2.91	3.16
Operating netback ($/boe)	24.35	23.67	28.99	28.15	27.34
CAPITAL EXPENDITURES ($ millions) (2) (3)	695.8	467.4	608.5	333.8	207.4
RESERVES (proved plus probable)					
Reserves at year end (MMboe)	477.4	512.0	330.5	318.4	295.7

(1) Includes realized commodity risk management gains and losses.

(2) Comparative figures restated to conform to presentation in the current period.

(3) Capital expenditures include drilling royalty credits, as applicable.

PRESIDENT'S MESSAGE
To our shareholders,
2013 was a year of significant accomplishments and achievements for Pengrowth. It was a year of doing exactly what we said we would do to execute on our strategy of transforming Pengrowth into a sustainable, dividend paying, thermal oil company. We set some aggressive goals for the year and achieved them.
In 2013, we successfully concluded the sale of $1 billion in non-core assets, generating the funding to fully develop the initial 12,500 barrels per day (bbl/d), commercial phase of Lindbergh. The proceeds of the asset sales, combined with the internally generated funds flow from operations, allowed Pengrowth to maintain a balanced spending profile in 2013 and start 2014 with approximately $450 million of cash. Combined with an undrawn committed $1 billion bank facility and expected organic funds flow from operations, Pengrowth’s financial flexibility remains sound.
The cornerstone of our strategy is our Lindbergh thermal bitumen project, with its low production declines, low capital reinvestment requirements, strong netbacks and long reserve life. The Lindbergh pilot has been in operation since February 2012 and continues to perform exceptionally well, with top decile industry performance. Current production at the pilot is in excess of 1,900 bbl/d, with the two well pairs having produced over 1.1 million barrels of cumulative production to date. In January of 2013, our Board of Directors sanctioned the first 12,500 bbl/d commercial phase at Lindbergh. Pengrowth subsequently received regulatory approval for this commercial phase in July of 2013 and construction commenced in early September. Lindbergh remains on schedule and on budget, with approximately 65 percent of the budget capital committed or spent year to date.
In addition to the Lindbergh thermal project, Pengrowth’s team continues to focus on unlocking value in our existing, non-thermal asset base. We are very pleased with our strong finish to the year, with production exceeding guidance despite having spent $74 million less than originally budgeted on our non-thermal properties, primarily as a result of enhancing the capital efficiency of our non-thermal capital programs.
In 2014, our primary objectives will be to maintain Pengrowth’s dividend at the current level of four cents per share per month, execute on its Lindbergh and non-thermal capital programs, while continuing to be prudent in managing its balance sheet and maintaining financial flexibility. Our 2014 non-thermal capital program will once again target the development of light oil and liquids-rich natural gas opportunities in the Cardium, primarily in the Lochend and Garrington areas, that maximize funds flow. Our thermal program will focus on executing on the commercial development of the Lindbergh thermal project, ensuring Lindbergh is on time, on budget and en route to meaningful oil production in early 2015.
An exciting future lies ahead for Pengrowth and we remain committed to our strategy. In 2014 Pengrowth will continue on its transition to becoming a sustainable, low decline, higher cash flowing oil producer. We look forward to significant cash flow per share growth in 2015, as Lindbergh comes on stream, ultimately reaching its full 50,000 bbl/d capacity by 2018, while generating significant free cash flow.
We keep investors informed via our website, www.pengrowth.com, where you can view our investor presentations, which lay out our plans in additional detail.
On behalf of our Board of Directors, management and all of our employees, I would like to take this opportunity to thank all of our shareholders for their continued support.
Sincerely,
Derek W. Evans
President and Chief Executive Officer
February 28, 2014

PENGROWTH 2013 President's Message	1

SUMMARY OF FINANCIAL & OPERATING RESULTS

	Three months ended			Twelve months ended
(monetary amounts in millions)	Dec 31, 2013	Dec 31, 2012	% Change (3)	Dec 31, 2013	Dec 31, 2012	% Change (3)
PRODUCTION
Average daily production (boe/d)	77,371	94,039	(18)	84,527	85,748	(1)
FINANCIAL
Funds flow from operations (1)	$105.9	$189.7	(44)	$560.9	$538.8	4
Funds flow from operations per share	$0.20	$0.37	(46)	$1.08	$1.20	(10)
Oil and gas sales including realized commodity risk management (1)	$328.0	$431.6	(24)	$1,538.4	$1,480.3	4
Oil and gas sales including realized commodity risk management per boe	$46.08	$49.88	(8)	$49.86	$47.17	6
Operating expense (2)	$109.2	$114.5	(5)	$482.5	$435.1	11
Operating expense per boe	$15.34	$13.23	16	$15.64	$13.87	13
Royalty expense	$62.8	$69.5	(10)	$275.1	$277.5	(1)
Royalty expense per boe	$8.82	$8.03	10	$8.92	$8.84	1
Royalty expense as a percent of sales	18.3%	16.8%		17.3%	19.0%
Operating netback per boe (1) (2)	$20.82	$27.87	(25)	$24.35	$23.67	3
Cash G&A expense (1) (2)	$21.7	$25.1	(14)	$87.8	$90.1	(3)
Cash G&A expense per boe	$3.05	$2.90	5	$2.85	$2.87	(1)
Capital expenditures	$239.7	$93.9	155	$695.8	$467.4	49
Capital expenditures per share	$0.46	$0.18	156	$1.34	$1.05	28
Net cash acquisitions (dispositions) (3)	$(29.2)	$56.2	(152)	$(977.7)	$86.6
Net cash acquisitions (dispositions) per share (3)	$(0.06)	$0.11	(155)	$(1.89)	$0.19
Dividends paid	$62.4	$61.0	2	$248.1	$289.1	(14)
Dividends paid per share	$0.12	$0.12	—	$0.48	$0.69	(30)
Number of shares outstanding at period end (000's)	522,031	511,804	2	522,031	511,804	2
Weighted average number of shares outstanding (000's)	520,910	509,960	2	517,365	447,232	16
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (1)	$(37.3)	$24.1	(255)	$(183.8)	$(89.7)	105
Net income (loss) (3)	$(91.1)	$(1.0)		$(316.9)	$12.7
Net income (loss) per share (3)	$(0.17)	$—		$(0.61)	$0.03
CASH AND CASH EQUIVALENTS (3)	$448.5	$2.7		$448.5	$2.7
DEBT (4)
Long term debt				$1,412.7	$1,530.6	(8)
Convertible debentures				$236.0	$237.1	—
Total debt excluding working capital				$1,648.7	$1,767.7	(7)
Total debt including working capital				$1,469.4	$1,589.2	(8)
CONTRIBUTION BASED ON OPERATING NETBACKS (1) (2)
Light oil	51%	65%		61%	68%
Heavy oil	17%	10%		15%	12%
Natural gas liquids	20%	13%		13%	15%
Natural gas	12%	12%		11%	5%
PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				103,473	153,229	(32)
Heavy oil (Mbbls)				172,761	127,454	36
Natural gas liquids (Mbbls)				35,091	39,681	(12)
Natural gas (Bcf)				996	1,150	(13)
Total oil equivalent (Mboe)				477,385	511,960	(7)
CAPITAL PERFORMANCE
Finding & Development Cost ("F&D") per boe (5)				$21.96	$16.85	30
Recycle ratio (6)				1.1	1.4	(21)

(1)	See definition under sections "Additional GAAP Measures" and "Non-GAAP Financial Measures".

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Percentage changes in excess of 500 are excluded.

(4)	Debt includes the current and long term portions.

(5)	Includes changes in Future Development Costs ("FDC") and based on proved plus probable reserves.

(6)	Recycle ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.
Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH 2013 Summary of Financial & Operating Results	2

MANAGEMENT’S DISCUSSION & ANALYSIS
The following Management’s Discussion and Analysis ("MD&A") of financial results should be read in conjunction with the audited Financial Statements for the year ended December 31, 2013 of Pengrowth Energy Corporation ("Pengrowth" or the "Corporation"). This MD&A is based on information available to February 28, 2014.
Pengrowth’s fourth quarter and annual results for 2013 are contained within this MD&A.
BUSINESS OF THE CORPORATION
Pengrowth is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition. Prior year figures include seven months of results from NAL Energy Corporation ("NAL") which was acquired by Pengrowth on May 31, 2012 ("NAL Acquisition") and was amalgamated with Pengrowth on January 1, 2013.
FREQUENTLY RECURRING TERMS
Pengrowth uses the following frequently recurring industry terms in this MD&A: "bbls" refers to barrels, "bbl/d" refers to barrels per day, "Mbbls" refers to thousands of barrels, "boe" refers to barrels of oil equivalent, "boe/d" refers to barrels of oil equivalent per day, "Mboe" refers to thousand boe, "MMboe" refers to million boe, "Mcf" refers to thousand cubic feet, "Mcf/d" refers to thousand cubic feet per day, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet, "MMBtu" refers to million British thermal units, "MMBtu/d" refers to million British thermal units per day, "MW" refers to megawatt and "MWh" refers to megawatt hour, "WTI" refers to West Texas Intermediate crude oil price, "WCS" refers to Western Canadian Select crude oil price, "AECO" refers to Alberta natural gas price point, "AESO" refers to Alberta power price point, "NYMEX" refers to New York Mercantile Exchange, "NGI Chicago" refers to Chicago natural gas price point. Bitumen is reported as heavy oil throughout this document. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth's development program, royalty expenses, operating expenses, tax horizon, deferred income taxes, goodwill, Asset Retirement Obligations ("ARO"), taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, General and Administrative Expenses ("G&A"), and proceeds from the disposal of properties. Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to complete divestments to generate cash to repay debt and fund capital projects. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; Canadian light and heavy oil differentials; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of new International Financial Reporting Standards ("IFRS"); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Business Risks" herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form ("AIF"), and in Pengrowth’s most recent audited Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
CRITICAL ACCOUNTING ESTIMATES
The audited Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the audited Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.
Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 ("NI 51-101") and the Canadian Oil and Gas Evaluation Handbook ("COGEH").
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.
Determination of Cash Generating Units ("CGUs")
CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The recoverability of development and production asset carrying values are assessed at the CGU level. In assessing the recoverability of oil and gas properties,

PENGROWTH 2013 Management's Discussion and Analysis	3

each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.
Asset Retirement Obligation
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision. During 2013, Pengrowth’s ARO risk free discount rate changed from 2.5 percent to 3.25 percent due to an increase in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate.
Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. Impairment testing is based primarily on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rates and other relevant assumptions including undeveloped land, contingent resources and infrastructure. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.
Valuation of trade, other receivables and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.
NAL Acquisition
In connection with the NAL Acquisition completed on May 31, 2012, fair values assigned to the various assets and liabilities of NAL were based on internal and third party estimates.
COMPARATIVE FIGURES
As of January 1, 2013, certain technical support costs, previously included in operating expenses, are included in G&A expenses. Comparative figures for G&A and operating expenses including the netback calculations have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results. As required under IFRS, changes in the accounting for the NAL Acquisition completed on May 31, 2012 , that arose in the fourth quarter of 2012 were adjusted retrospectively to the second quarter of 2012. Net income and basic and diluted earnings per share comparative figures for the second quarter of 2012 have been adjusted accordingly.
ADDITIONAL GAAP MEASURE
Funds Flow from Operations
Pengrowth uses funds flow from operations, a Generally Accepted Accounting Principles ("GAAP") measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, funds flow from operations, as reported in the Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.
The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in funds flow from operations and dividends paid as shown on the Statements of Cash Flow.
NON-GAAP FINANCIAL MEASURES
This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Total debt is the sum of working capital and long term debt including convertible debentures as shown on the Balance Sheets, and total capitalization is the sum of total debt and shareholders’ equity.
Payout ratio and net payout ratio are terms used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by funds flow from operations. Net payout ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment Plan ("DRIP") divided by funds flow from operations. Management believes that, in addition to net income (loss), adjusted net income (loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity and power mark to market gains and losses, non-cash mark to market gains and losses on investments, unrealized foreign exchange gains and losses and gains on acquisitions that may significantly impact net income (loss) from period to period. Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not funds flow from operations.
Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity and power price fluctuations and provide a measure of stability to cash flow in order to maintain its dividend and ensure all capital expenditures are funded. Although commodity risk management gains and losses are presented separately on the Statements of Income (Loss), oil and gas sales are presented throughout this MD&A including realized commodity risk management gains and losses. Management believes that this is a useful supplemental measure that enables readers to analyze product sales in conjunction with commodity risk management efforts pertaining to them.
OPERATIONAL MEASURES
The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.
Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: reserves per share, reserves per debt adjusted share, production per share and production per debt adjusted share. Reserves per share and reserves per debt adjusted share are measured using year end proved plus probable reserves and the number of common shares outstanding at year end. The reserves per debt adjusted share is debt-adjusted by assuming additional shares are issued at the year end share prices to replace year end long term debt outstanding.
Production per share and production per debt adjusted share are measured in respect of the average production for the year and the weighted average number of common shares outstanding during the year. The production per debt adjusted share is debt-adjusted by assuming additional shares are issued at year end share prices to replace year end long term debt outstanding.
Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development ("F&D") cost per boe and can also be calculated using Finding, Development & Acquisition ("FD&A") cost per boe. Recycle ratio can be calculated including or excluding Future Development Costs ("FDC").
CURRENCY
All amounts are stated in Canadian dollars unless otherwise specified.

PENGROWTH 2013 Management's Discussion and Analysis	4

2013 AND 2014 GUIDANCE AND 2013 FINANCIAL HIGHLIGHTS
Pengrowth has taken several measures to safeguard its dividend, maintain its financial and balance sheet strength and provide additional flexibility to develop the Lindbergh thermal project. These measures include selling non-core properties, expanding commodity and power risk management activities and managing interest costs through term debt markets.
The following table provides a summary of the 2013 Guidance and actual results for the twelve months ended December 31, 2013. Commencing January 1, 2013, financial and operating results from the Lindbergh thermal pilot are reflected in Pengrowth’s operating results. Prior to 2013, Lindbergh thermal pilot results were capitalized. The financial and operating results from property dispositions are included in Pengrowth’s results up to the time of closing for each disposition.

	2013 Actual	2013 Guidance	2013 Variance
Production (boe/d)	84,527	82,000 - 84,000	527
Capital expenditures ($ millions)	695.8	770	(74.2)
Royalty expense (% of sales)	17.3	17.0	0.3
Operating expense ($/boe)	15.64	15.70	(0.06)
G&A expense (cash & non-cash) ($/boe)	3.33	3.50	(0.17)
EBITDA ($ millions) (1)	625.4	650.0	(24.6)

(1)	Guidance EBITDA calculated as funds flow from operations plus interest and financing charges less expenditures on remediation.
2013 production exceeded Guidance largely due to better than expected performance and timing of new Cardium development wells in addition to better performance from operated base production. This was offset by lower than expected volumes from Sable Island due to a longer than anticipated outage at the Venture and South Venture platforms, and by lower growth volumes in areas where capital spending was reduced. Fourth quarter of 2013 average production of 77,371 boe/d was at the high end of the fourth quarter production Guidance of 75,000 to 77,000 boe/d.
2013 capital expenditures amounted to $695.8 million, including $306.4 million invested at Lindbergh. Spending was below the $770 million Guidance, as discretionary spending on non-thermal projects was reduced to $389.4 million.
2013 royalty expense as a percentage of sales was in line with 2013 Guidance.
2013 operating expense was in line with 2013 Guidance.
2013 G&A expense of $3.33/boe was lower than Guidance mainly due to lower staff costs in the latter part of 2013 as well as strong production results.
2013 EBITDA was approximately $25 million lower than Guidance primarily due to a $21 million impact from higher crude differentials in the fourth quarter than forecast.
The following table provides Pengrowth's 2014 Guidance:

2014 Guidance
Production (boe/d)	71,000 - 73,000
Capital expenditures ($ millions)	700 - 730
Royalty expense (% of sales)	16 - 18
Operating expense ($/boe) (1)	15.20 - 15.80
Cash G&A expense ($/boe) (1)	2.70 - 2.90

(1)	Per boe estimates based on high and low ends of production Guidance.

PENGROWTH 2013 Management's Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Production (boe/d)	77,371	83,275	94,039	84,527	85,748
Capital expenditures	239.7	176.2	93.9	695.8	467.4
Funds flow from operations	105.9	161.5	189.7	560.9	538.8
Operating netback ($/boe) (1) (2)	20.82	27.10	27.87	24.35	23.67
Adjusted net income (loss)	(37.3)	(108.2)	24.1	(183.8)	(89.7)
Net income (loss)	(91.1)	(107.3)	(1.0)	(316.9)	12.7

(1)	Includes realized commodity risk management gains and losses.

(2)	Prior periods restated to conform to presentation in the current period.
Funds Flow from Operations

($ millions)	Q3/13 vs. Q4/13		% Change	Q4/12 vs. Q4/13		% Change	2012 vs. 2013		% Change
Funds flow from operations for comparative period	Q3/13	161.5		Q4/12	189.7		2012	538.8
Change due to:
Volume		(45.5)	(28)		(78.2)	(41)		(3.1)	(1)
Price including differentials		(47.3)	(29)		10.0	5		139.3	26
Realized commodity risk management gains (losses)		9.7	6		(33.3)	(18)		(77.1)	(14)
Other income including sulphur		(3.1)	(2)		(2.1)	(1)		(1.0)	—
Royalty expense		9.8	6		6.7	4		2.4	—
Expenses:
Operating		16.4	10		5.3	3		(47.4)	(9)
Cash G&A		(1.7)	(1)		3.4	2		2.3	—
Interest & financing		2.4	2		4.4	2		(7.7)	(1)
Other expenses including transportation and NAL acquisition costs		3.7	2		—	—		14.4	3
Net change		(55.6)	(34)		(83.8)	(44)		22.1	4
Funds flow from operations	Q4/13	105.9		Q4/13	105.9		2013	560.9
Funds flow from operations decreased 34 percent in the fourth quarter of 2013 compared to the third quarter of 2013 due to the approximately $40 million impact from the widening of light and heavy oil differentials experienced in November and December of 2013. A decrease in volumes resulting from the 2013 dispositions was another prominent factor behind the fourth quarter of 2013 decrease. The negative impact of decreases in prices and volumes, however, was partly offset by lower operating costs mainly resulting from lower power costs in the fourth quarter of 2013 and the absence of expenses from sold properties.
The 44 percent decrease in funds flow from operations, when comparing the fourth quarter of 2013 to the same period last year, was largely due to an 18 percent decrease in production volumes as a result of the 2013 dispositions. The fourth quarter of 2013 funds flow from operations was approximately $39 million lower than the same period in 2012 due to the widening of light and heavy oil differentials.
2013 funds flow from operations increased 4 percent compared to 2012, mostly as a result of a 31 percent increase in realized natural gas prices partially offset by higher realized losses on commodity risk management. This positive impact was also partly negated by higher operating costs, the most significant of which was power costs. 2013 funds flow from operations was approximately $14 million lower due to widening of heavy oil differentials compared to 2012.
Net Income (Loss)
Pengrowth recorded a net loss of $91.1 million in the fourth quarter of 2013 compared to a $107.3 million net loss in the third quarter of 2013. The third quarter of 2013 included approximately $115 million (after tax) loss from the disposal of properties. The fourth quarter of 2013 was negatively affected, compared to the third quarter, by a reduction in funds flow from operations driven by the lower volumes and lower average realized price after realized commodity risk management. When comparing the fourth quarter of 2013 to the same period last year, the net loss increased $90.1 million mainly as a result of lower funds flow from operations.

PENGROWTH 2013 Management's Discussion and Analysis	6

For the full year 2013, Pengrowth recorded a net loss of $316.9 million, compared to net income of $12.7 million in 2012. The change was primarily due to various non-cash items including approximately $138 million (after tax) of losses on dispositions of properties, higher unrealized foreign exchange and commodity risk management losses, and the absence of a one time $73.5 million gain on the NAL Acquisition recorded in 2012.
Adjusted Net Income (Loss)
Pengrowth reports adjusted net income (loss) to remove the effect of unrealized gains and losses and the impact of the one time acquisition gain as noted below in the adjusted net income (loss) table. One time after-tax non-cash losses on dispositions of properties of approximately $138 million recorded in 2013 are however included in the adjusted net loss. The following table provides a reconciliation of net income (loss) to adjusted net income (loss):

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Net income (loss)	(91.1)	(107.3)	(1.0)	(316.9)	12.7
Exclude non-cash items in net income (loss):
Unrealized gain (loss) on commodity risk management	(39.1)	(17.9)	(0.5)	(87.0)	30.6
Unrealized foreign exchange gain (loss) (1)	(28.2)	16.4	(13.3)	(63.0)	21.9
Unrealized loss on investments	—	—	(15.0)	(15.0)	(15.0)
Gain on acquisition	—	—	—	—	73.5
Tax effect on non-cash items above	13.5	2.4	3.7	31.9	(8.6)
Total excluded	(53.8)	0.9	(25.1)	(133.1)	102.4
Adjusted net income (loss)	(37.3)	(108.2)	24.1	(183.8)	(89.7)

(1)	Net of associated foreign exchange risk management contracts.

The following table represents a continuity of adjusted net income (loss):

($ millions)	Q3/13 vs. Q4/13		Q4/12 vs. Q4/13		2012 vs. 2013
Adjusted net income (loss) for comparative period	Q3/13	(108.2)	Q4/12	24.1	2012	(89.7)
Funds flow from operations increase (decrease)		(55.6)		(83.8)		22.1
DD&A and accretion expense (increase) decrease		5.0		35.2		(7.4)
Other		(0.5)		(5.3)		(8.0)
Impairment charges decrease		—		—		78.3
Loss on disposition (increase) decrease		146.0		(8.0)		(185.7)
Estimated tax reduction (increase) on above		(24.0)		14.0		20.1
Tax adjustments		—		(13.5)		(13.5)
Net change		70.9		(61.4)		(94.1)
Adjusted net loss	Q4/13	(37.3)	Q4/13	(37.3)	2013	(183.8)
The adjusted net loss in the fourth quarter of 2013 decreased $70.9 million compared to the third quarter of 2013. The significant reduction in losses on property dispositions were only partly offset by lower funds flow from operations.
The adjusted net loss of $37.3 million in the fourth quarter of 2013 was $61.4 million lower than the fourth quarter of 2012. The primary driver for the decrease was the $83.8 million decrease in funds flow from operations, partly offset by lower DD&A resulting from property dispositions.
Year over year adjusted net loss increased $94.1 million between 2012 and 2013. The $22.1 million funds flow from operations increase in 2013 is more reflective of the underlying business performance in 2013, but was more than offset by non-cash losses on the significant 2013 disposition program, partly offset by the absence of 2012 impairment charges.

PENGROWTH 2013 Management's Discussion and Analysis	7

Price Sensitivity
The following table illustrates the sensitivity of funds flow from operations to changes in commodity prices after taking into account Pengrowth’s risk management contracts and outlook on oil differentials:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	($ millions)
West Texas Intermediate Oil (2) (3)	U.S.$/bbl	$95.00	$1.00
Light oil (4)				6.5
Heavy oil (4)				2.6
Oil risk management (5)				(9.4)
NGLs				2.5
Net impact of $1/bbl change in WTI				2.2
Oil differentials
Light oil	U.S.$/bbl	$7.60	$1.00	6.5
Heavy oil	U.S.$/bbl	$25.65	$1.00	2.6
Net impact of $1/bbl change in differentials				9.1
AECO Natural Gas (2) (3)	Cdn$/Mcf	$4.30	$0.10
Natural gas				6.1
Natural gas risk management (5)				(4.0)
Net impact of $0.10/Mcf change in AECO				2.1

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at January 31, 2014 and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(4)	Includes an average Cdn$ WTI to Edmonton light oil differential of 8 percent of Cdn$ WTI and a heavy oil differential of 27 percent of Cdn$ WTI.

(5)	Includes risk management contracts as at February 4, 2014.

PENGROWTH 2013 Management's Discussion and Analysis	8

RESULTS OF OPERATIONS
All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest for both operated and non-operated properties unless otherwise stated.
CAPITAL EXPENDITURES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Drilling, completions and facilities
Lindbergh (1)	136.0	93.9	9.7	306.4	35.5
Non-thermal	72.8	62.7	61.3	299.8	332.4
Total drilling, completions and facilities	208.8	156.6	71.0	606.2	367.9
Land & seismic acquisitions (2)	1.1	(0.1)	1.5	2.9	18.2
Maintenance capital	26.6	19.6	18.8	81.9	74.4
Development capital	236.5	176.1	91.3	691.0	460.5
Other capital	3.2	0.1	2.6	4.8	6.9
Capital expenditures	239.7	176.2	93.9	695.8	467.4

(1)	2012 capital expenditures include production revenue and costs associated with the Lindbergh pilot.

(2)	Seismic acquisitions are net of seismic sales revenue.
Fourth quarter capital expenditures were $239.7 million following the strategy of selecting and executing projects that maximize cash flow and provide the highest rates of return while continuing to invest in the first commercial phase of the Lindbergh thermal project. Approximately 87 percent of the fourth quarter capital expenditures were invested in drilling, completions and facilities, with the remaining 13 percent spent on maintenance, land, seismic and other capital. Pengrowth invested 57 percent of total fourth quarter capital expenditures in the Lindbergh commercial project including the drilling of 7 horizontal producers and 3 delineation/core hole wells. Pengrowth also participated in the drilling of 14 (8.3 net) non-thermal wells, all of which were successful.
Full year 2013 capital spending amounted to $695.8 million with approximately 87 percent of capital expenditures invested in drilling, completions and facilities and the remaining 13 percent spent on maintenance, land, seismic, and other capital. Pengrowth invested 44 percent of total 2013 capital expenditures at Lindbergh which included the drilling of 36 wells (7 horizontal producers, 19 delineation/core hole, 9 observation and 1 water disposal). In addition to the Lindbergh wells drilled, Pengrowth participated in the drilling of 139 (79.4 net) non-thermal wells during 2013.

Focus Areas
Lindbergh
Pengrowth’s 100 percent owned and operated Lindbergh thermal project is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. Cost advantages of the Lindbergh resource include enhanced bitumen quality and flow characteristics which result in higher netbacks compared to typical thermal projects. Based on positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and Alberta Environmental Protection and Enhancement Act approval was received for the first commercial phase in July 2013.
Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over the next five years. This is expected to be strong netback production with low decline rates and long reserve life together with low sustaining capital requirements resulting in a sustainable total return model that supports growth in cash flow per share and the ability to fund an attractive dividend.
During 2013, $306.4 million was invested at Lindbergh including $136.0 million in the fourth quarter.
Civil and mechanical field construction as well as shop fabrication of major and minor equipment continued for the first 12,500 bbl/d commercial phase, during the fourth quarter of 2013. Tank and major equipment foundation construction is progressing as planned, and shop fabricated modular equipment continues to be shipped to the site and set into place. Drilling of the first well-pad continued, with 7 horizontal producers drilled in the fourth quarter and completed at the end of January 2014. The project remains on budget and on schedule with first steam from the commercial project expected in the fourth quarter of 2014 with first oil production in early 2015.

PENGROWTH 2013 Management's Discussion and Analysis	9

Operations at the pilot project continued to show strong results during the fourth quarter with combined field production from the two well pairs averaging approximately 1,700 bbl/d of bitumen. The average Instantaneous Steam Oil Ratio ("ISOR") for the quarter was 2.1. Since steaming commenced in February 2012, cumulative production from the two well pairs exceeded 1,000,000 bbls of bitumen by December 31, 2013. Significantly higher than expected production rates and level of reserves recovered to date, coupled with engineering analysis would suggest that the production rates from the pilot well pairs are expected to commence their natural decline in 2014 and, as expected, the ISOR will start to increase in the first quarter of 2014.
The Environmental Impact Assessment ("EIA") application for the Lindbergh expansion to 30,000 bbl/d was submitted to the regulators in December 2013. Approval is expected in the first quarter of 2016.
Non-Thermal Oil and Gas
Pengrowth’s significant non-thermal oil and gas portfolio includes a large contiguous land base in the Greater Olds/Garrington area encompassing over 500 gross (250 net) sections of land with stacked opportunities in the Cardium, Viking and Mannville sands as well as in the Mississippian carbonate section. An extensive gathering and processing infrastructure provides an efficient platform for continued development in this area. Pengrowth also controls large oil and gas accumulations in the Swan Hills area providing ongoing development projects with low decline production and strong cash flow.
During the fourth quarter, Pengrowth continued to achieve strong drilling and completion results with 14 (8.3 net) wells being drilled in the Cardium formation with 100 percent success. Based on initial test data and early production results, the Cardium wells appear to be meeting or exceeding type curve expectations.
2014 Capital Program
Pengrowth's expected 2014 capital program of $715 million represents a 3 percent increase from 2013 capital expenditures of $695.8 million. The program includes a $350 million non-thermal capital plan focused on Cardium development in the Olds/Garrington area, miscible flood development in Swan Hills and developing heavy oil production in the Greater Jenner area. Thermal capital of $365 million is focused on the Lindbergh 12,500 bbl/d project and in support of the next phase of development.
RESERVES AND PERFORMANCE MEASURES
Reserves - Company Interest at Forecast Prices

Reserves Summary (MMboe except as noted)	2013	2012	2011
Proved Reserves
Additions + revisions for the year	83.4	21.0	41.0
Net acquisitions (dispositions) for the year	(45.6)	75.9	(0.2)
Total proved reserves at period end	307.0	300.1	234.9
Proved reserve replacement ratio excluding net acquisitions (dispositions)	270%	66%	152%
Proved reserve replacement ratio including net acquisitions (dispositions)	122%	306%	151%
Proved plus Probable Reserves (P+P)
Additions + revisions for the year	65.3	103.8	39.3
Net acquisitions (dispositions) for the year	(69.0)	109.4	(0.3)
Total proved plus probable reserves at period end	477.4	512.0	330.5
Total production (MMboe) (1)	30.9	31.7	27.0
P+P Reserve replacement ratio excluding net acquisitions (dispositions)	211%	327%	146%
P+P Reserve replacement ratio including net acquisitions (dispositions) (2)	(12)%	672%	145%

(1)	Includes production from Lindbergh pilot project.

(2)	2013 negative replacement ratio was a result of net dispositions in the year.
Pengrowth reported 2013 year end total proved reserves of 307.0 MMboe and total proved plus probable reserves of 477.4 MMboe, representing an increase of 2 percent and a decrease of 7 percent, respectively, from year end 2012. During 2013, Pengrowth’s development and optimization activities in the non-thermal properties as well as regulatory approval for commercial development and ongoing delineation of the Lindbergh thermal project resulted in the addition of 83.4 MMboe of proved reserves and 65.3 MMboe of total proved plus probable reserves including revisions. With respect to net acquisitions (dispositions), a significant asset disposition program in 2013, offset by minor acquisitions, resulted in a decrease of 45.6 MMboe in proved reserves and 69.0 MMboe in total proved plus probable reserves.

PENGROWTH 2013 Management's Discussion and Analysis	10

The reserve changes in 2013 resulted in an organic reserve replacement ratio of 211 percent for total proved plus probable reserves excluding net acquisitions (dispositions), and a negative 12 percent including net acquisitions (dispositions), based on production of 30.9 MMboe during the year.
Further details of Pengrowth’s 2013 year end reserves, F&D and FD&A calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on Edgar (www.sec.gov).
Performance Measures

Finding & Development Costs & Recycle Ratio	2013	2012	2011	3 year weighted average
Excluding Net Acquisitions (Dispositions) (F&D)
Excluding changes in FDC
F&D costs per boe - (P+P)	$10.61	$4.44	$15.34	$8.43
Recycle ratio (1) (2)	2.3	5.3	1.9	3.0
Including changes in FDC
F&D costs per boe - (P+P)	$21.96	$16.85	$20.12	$19.07
Recycle ratio (1)	1.1	1.4	1.4	1.3

(1)	Calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

(2)	Prior periods restated to conform to presentation in the current period.
The 2013 total proved plus probable F&D cost, including changes in FDC, was $21.96/boe, a 30 percent increase from the 2012 F&D cost. The increase from 2012 is primarily due to the addition of reserves at higher future development costs both for the Lindbergh thermal project and non-thermal properties.
Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2013 yielded a recycle ratio, excluding net acquisitions (dispositions) and including changes in FDC, of 1.1 on a proved plus probable basis, slightly below the three year average of 1.3. The recycle ratio decreased from 2012 due to the higher F&D cost and the depressed netback resulting from the continuing low price environment for natural gas and higher operating costs in the current year.

Other Performance Measures	2013	2012	2011
Production per share (boe/share)	0.06	0.07	0.08
Production per debt adjusted share (boe/share) (1)	0.04	0.04	0.06
Reserves per share - (P+P) (boe/share)	0.91	1.00	0.92
Reserves per debt adjusted share - (P+P) (boe/share) (1)	0.62	0.60	0.73

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all of the debt at the year end share price.
Pengrowth’s goal over the longer term is to modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend. On a debt adjusted basis, production and total proved plus probable reserves per share were virtually unchanged from 2012, primarily due to the increase in Pengrowth’s share price used to value the debt at December 31, 2013, offsetting the 1 percent production decrease and 7 percent reserves decrease due to significant 2013 asset dispositions.

PENGROWTH 2013 Management's Discussion and Analysis	11

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2013	% of total	Sept 30, 2013	% of total	Dec 31, 2012	% of total	Dec 31, 2013	% of total	Dec 31, 2012	% of total
Light oil (bbls)	22,488	29	27,102	32	31,898	34	27,061	32	28,005	33
Heavy oil (bbls)	8,369	11	8,812	11	6,532	7	8,355	10	6,514	8
Natural gas liquids (bbls)	10,476	13	9,847	12	11,611	12	10,476	12	10,731	12
Natural gas (Mcf)	216,231	47	225,081	45	263,983	47	231,812	46	242,992	47
Total boe per day	77,371		83,275		94,039		84,527		85,748
The fourth quarter average daily production decreased 7 percent compared to the third quarter mainly due to property dispositions. Comparing the fourth quarter to the same period last year, production decreased 18 percent due to property dispositions and natural gas production declines, partly offset by production additions from the Cardium development program and the inclusion of Lindbergh thermal pilot production in 2013 operating results.
2013 average daily production decreased 1 percent compared to last year. This decrease was primarily due to the 2013 divestitures which combined with declines in natural gas production offset the full year of gains from May 31, 2012 NAL Acquisition and inclusion of Lindbergh production in 2013.
Light Oil
Fourth quarter light oil production decreased 17 percent compared to the third quarter mainly due to the southeast Saskatchewan light oil disposition. The 30 percent decline in the fourth quarter light oil production compared to the same period last year was due to the Weyburn and southeast Saskatchewan dispositions partly offset by the Cardium development program.
2013 light oil production decreased 3 percent compared to 2012 also due to property dispositions partly offset by positive results from the Cardium development program and a full year of production in 2013 from the NAL Acquisition.
Heavy Oil
Fourth quarter heavy oil production decreased 5 percent compared to the third quarter due to power and weather related issues at Jenner and downhole pump maintenance performed at Lindbergh.
Fourth quarter and full year 2013 heavy oil production increased 28 percent compared to the same periods last year due to the inclusion of the Lindbergh thermal pilot production in the 2013 operating results.
NGLs
NGL production increased 6 percent in the fourth quarter compared to the third quarter as a condensate shipment at Sable Island occurred in November of 2013. The 10 percent decline in fourth quarter NGL production compared to the same period last year was mainly caused by 2013 property dispositions and natural declines partly offset by the 2013 development program.
2013 NGL production decreased 2 percent compared to 2012 due to the property dispositions and one fewer Sable Island condensate shipment partly offset by positive results from the 2013 development program and production gains from the NAL Acquisition.
Natural Gas
Fourth quarter natural gas production decreased 4 and 18 percent, respectively, compared to the third quarter and the same period last year due to the 2013 property dispositions and natural declines as capital investment was directed to oil and liquids rich programs.
2013 natural gas production decreased 5 percent compared to 2012 also due to the 2013 property dispositions and natural declines which were partly offset by a full year of production from the NAL Acquisition.

PENGROWTH 2013 Management's Discussion and Analysis	12

COMMODITY PRICES
Oil and Liquids Prices

	Three months ended			Twelve months ended
(Cdn$/bbl)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Average Benchmark Prices
WTI oil	102.75	107.97	87.36	101.07	94.15
Edmonton par light oil	87.07	104.89	84.59	93.47	86.29
WCS heavy oil	69.07	92.01	69.43	75.14	72.69
Average Differentials to WTI
Edmonton par	(15.68)	(3.08)	(2.77)	(7.60)	(7.86)
WCS heavy oil	(33.68)	(15.96)	(17.93)	(25.93)	(21.46)
Average Realized Prices
Light oil	83.23	101.10	80.42	89.69	82.60
after realized commodity risk management	74.77	88.55	85.80	83.56	83.57
Heavy oil	61.43	88.19	63.73	67.98	65.94
Natural gas liquids	60.49	57.18	56.64	55.81	57.92
The WTI benchmark prices were volatile during 2013 driven by fundamental factors including geopolitical concerns, U.S. domestic oil supply growth, the global economy expanding relatively slowly and pipeline issues reflecting transportation constraints within North America. Although the fourth quarter of 2013 WTI crude oil price decreased 5 percent compared to the third quarter, it increased 18 percent compared to the same period last year. Full year 2013 average WTI price increased 7 percent in comparison to 2012.
Pengrowth's Canadian crude oil was subject to widening location and quality differentials in 2013 as transportation bottlenecks resulted in oil-on-oil competition in various markets due to growing U.S. crude oil production. These pipeline bottlenecks resulted in Canadian crude oil producers receiving a discounted oil price relative to WTI particularly in early and late 2013. As a result light and heavy oil differentials widened significantly in the fourth quarter of 2013 pushing the full year average differentials to the levels seen in 2012. When differentials widen significantly, Pengrowth takes proactive steps to improve realizations, including utilizing rail.
Fourth quarter realized light oil price decreased 18 percent compared to the third quarter due to the impact of wider differentials. Fourth quarter and full year 2013 realized light oil price increased 3 percent and 9 percent, respectively, compared to the same periods in 2012 as a result of an increase in benchmark oil prices.
Fourth quarter heavy oil realized prices decreased 30 percent and 4 percent, respectively, compared to the third quarter of 2013 and the fourth quarter last year due to wider heavy oil differentials. Full year 2013 heavy oil realized price increased 3 percent in line with the increase in benchmark oil prices.
Fourth quarter NGL realized prices increased 6 percent compared to the third quarter as a result of the Sable Island condensate shipment in November attracting a higher price relative to the other NGLs. The 7 percent increase in realized NGL price when comparing the fourth quarter of 2013 to the same period last year was in line with strengthening oil benchmarks. Full year 2013 NGL price decreased 4 percent compared to 2012 largely influenced by capacity constraints in the local Alberta market resulting in higher fractionation and transportation costs.

PENGROWTH 2013 Management's Discussion and Analysis	13

Natural Gas Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Average Benchmark Prices
NYMEX gas (per MMBtu)	4.05	3.63	3.50	3.82	2.83
AECO monthly gas (per MMBtu)	3.15	2.82	3.06	3.16	2.40
Average Differential to NYMEX
AECO differential	(0.90)	(0.81)	(0.44)	(0.66)	(0.43)
Average Realized Prices
Natural gas (per Mcf) (1)	3.18	2.83	3.07	3.19	2.35
after realized commodity risk management	3.27	3.11	3.14	3.26	2.49

(1)	Average realized prices are recorded in Mcf to reflect the volumetric reporting standard for Pengrowth's natural gas.
Overall 2013 was a much stronger year for natural gas prices than 2012, however prices remained lower than those in years prior to 2012. The significant reduction in North American natural gas prices has resulted from the emergence of unconventional natural gas production. Colder weather influenced Henry Hub prices to both start and end 2013 on a strong note. Natural gas prices recovered through the first quarter of 2013, reaching mid-year highs in April before falling off during the summer season. Fourth quarter recovery in demand pushed the full year 2013 NYMEX average price to Cdn$3.82/MMBtu, an increase of 35 percent over 2012.
Much like crude oil, growing production in the U.S. resulted in location differentials widening over the course of the year. As such, a wider basis spread between Henry Hub and AECO prices resulted in 2013 compared to 2012. The fourth quarter 2013 AECO differential increased 11 percent compared to the third quarter and the differential remained at significantly higher levels during the fourth quarter and full year 2013 compared to same periods in 2012.
Fourth quarter of 2013 realized natural gas price increased 12 percent and 4 percent, respectively, compared to the third quarter of 2013 and the fourth quarter of 2012 due to the increase in the AECO price. Following the same trend, full year 2013 natural gas realized price improved 36 percent compared to 2012.
Total Average Realized Prices

	Three months ended			Twelve months ended
($/boe)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Average realized price	47.92	56.64	47.31	51.10	45.90
after realized commodity risk management	45.71	53.32	49.34	49.32	46.60
Other production income including sulphur	0.37	0.74	0.54	0.54	0.57
Total oil and gas sales after realized commodity risk management	46.08	54.06	49.88	49.86	47.17
Fourth quarter average realized price decreased 15 percent compared to the third quarter in line with decreases in realized light and heavy oil prices partly offset by higher natural gas and NGL realized prices. Fourth quarter average realized price remained relatively unchanged compared to the same period last year, while the full year 2013 average realized price increased 11 percent over 2012 influenced by higher light and heavy oil prices and a significant recovery in the realized natural gas price.

PENGROWTH 2013 Management's Discussion and Analysis	14

Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Realized
Light oil ($ millions)	(17.5)	(31.3)	15.8	(60.5)	9.9
Light oil ($/bbl)	(8.46)	(12.55)	5.38	(6.13)	0.97
Natural gas ($ millions)	1.8	5.9	1.8	5.5	12.2
Natural gas ($/Mcf)	0.09	0.28	0.07	0.07	0.14
Combined ($ millions)	(15.7)	(25.4)	17.6	(55.0)	22.1
Combined ($/boe)	(2.21)	(3.32)	2.03	(1.78)	0.70
Unrealized
Unrealized commodity risk management assets (liabilities) at period end ($ millions)	(80.0)	(40.9)	7.0	(80.0)	7.0
Less: Unrealized commodity risk management assets (liabilities) at beginning of period ($ millions)	(40.9)	(23.0)	7.5	7.0	(42.0)
	(39.1)	(17.9)	(0.5)	(87.0)	49.0
Less: Commodity risk management assets, acquired with NAL - May 31, 2012 ($ millions)	—	—	—	—	18.4
Unrealized gain (loss) on commodity risk management contracts for the period ($ millions)	(39.1)	(17.9)	(0.5)	(87.0)	30.6
Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow in order to maintain its dividend and ensure capital expenditures are funded, including Lindbergh.
Realized gains (losses) vary from period to period and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the benchmark pricing for the commodities under risk management contract. Realized losses result when the average fixed risk management contracted price is lower than the benchmarks, while realized gains are recorded when the average fixed risk management contracted price is higher than the benchmarks at settlement. Realized gains and losses are settled monthly.
Fourth quarter and full year 2013 light oil realized commodity risk management losses were higher compared to the respective periods in 2012 in response to the WTI oil price increasing relative to Pengrowth's average contracted price. The decrease in natural gas realized commodity risk management gains in the fourth quarter of 2013 and full year 2013 compared the third quarter of 2013 and full year 2012, respectively, were also due to an increase in the benchmark pricing relative to Pengrowth's average contracted price in place.
Unrealized gains (losses) also vary period to period and are a function of the volumes under risk management contract, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contract at the end of the period. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve while unrealized gains result when the forward price curve moves lower than the fixed price, with the magnitude of the gain being proportional to the movement in the forward price curve.

PENGROWTH 2013 Management's Discussion and Analysis	15

Forward Contracts
The following table provides a summary of the fixed prices of the commodity and power risk management contracts in place at December 31, 2013 (see Note 18 to the audited Financial Statements for more information on Pengrowth's risk management contracts):

Crude Oil (1)
Reference point	Yearly average volume (bbl/d)	Year	% of 2014 total oil production Guidance (2) (3)	Price/bbl ($Cdn)
WTI	23,000	2014	77%	94.51
WTI	23,232	2015	78%	93.64
WTI	124	2016	—	92.00
Natural Gas (1)
Reference point	Yearly average volume (MMBtu/d)	Year	% of 2014 total natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	121,075	2014	61%	3.81
AECO & NGI Chicago Index	59,953	2015	30%	3.79
Power
Reference point	Yearly average volume (MW)	Year	% of 2014 estimated power consumption	Price/MWh ($)
AESO	45	2014	45%	56.50
AESO	20	2015	20%	49.69

(1)	U.S. denominated contracts have been converted to Canadian dollars at the December 31, 2013 closing exchange rate.

(2)
Includes light and heavy crude oil. After the successful 2013 divestment program, oil risk management contracts represent over 65 percent of 2014 production Guidance. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.

(3)	Excludes NGL production. Including NGL production would result in 60 percent for both 2014 and 2015.
At December 31, 2013, each Cdn$1/bbl change in future WTI oil prices results in approximately $16.7 million pre-tax change in the value of the crude risk management contracts, while each Cdn$0.25/MMBtu change in future natural gas prices results in approximately $16.4 million pre-tax change in the value of the natural gas risk management contracts. The changes in fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.
If each commodity risk management contract were to have settled at December 31, 2013, revenue and cash flow would have been $80.0 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $80.0 million is composed of liabilities of $68.1 million relating to risk management contracts expiring within one year and liabilities of $11.9 million relating to risk management contracts expiring beyond one year.
Each Cdn$1/MWh change in future power prices would result in approximately $0.6 million pre-tax change in the fair value of the risk management contracts.
Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Balance Sheets at their fair value and recognizes changes in fair value on the Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s cash flow until realized.
Realized commodity risk management gains (losses) on crude oil and natural gas contracts are recorded separately on the Statements of Income (Loss) and impact cash flow at that time. Realized risk management gains (losses) on power contracts are recorded in operating expenses and the unrealized amounts are recorded in other expense.

PENGROWTH 2013 Management's Discussion and Analysis	16

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power consumption as follows:

Forward Period	Percent of Estimated Production	Percent of Estimated Power Consumption
1 - 24 Months	Up to 65%	Up to 80%
25 - 36 Months	Up to 30%	Up to 50%
37 - 60 Months	Up to 25%	Up to 25%
In addition to the above table, Pengrowth's Board of Directors approved a one time risk management policy enhancement in order to stabilize cash flows throughout 2015 and 2016. Under this one time policy change, notwithstanding the 25-36 month forward period, Pengrowth can enter into risk management contracts up to 50 percent of its production until the end of 2016. After the successful 2013 divestment program, oil risk management contracts represent over 65 percent of 2014 production Guidance. Pengrowth's Board of Directors has approved the retention of the risk management contracts already in place.
OIL AND GAS SALES INCLUDING REALIZED COMMODITY RISK MANAGEMENT
Contribution Analysis
The following table shows the contribution of each product category to the overall sales inclusive of realized commodity risk management activities:

	Three months ended						Twelve months ended
($ millions except percentages)	Dec 31, 2013	% of total	Sept 30, 2013	% of total	Dec 31, 2012	% of total	Dec 31, 2013	% of total	Dec 31, 2012	% of total
Light oil	154.7	47	220.8	53	251.8	58	825.3	54	856.6	58
Heavy oil	47.3	14	71.5	17	38.3	9	207.3	13	157.2	11
Natural gas liquids	58.3	18	51.8	13	60.5	14	213.4	14	227.5	15
Natural gas	65.1	20	64.4	16	76.3	18	275.5	18	221.1	15
Other income including sulphur	2.6	1	5.7	1	4.7	1	16.9	1	17.9	1
Total oil and gas sales	328.0		414.2		431.6		1,538.4		1,480.3
Price and Volume Analysis
Quarter ended December 31, 2013 versus Quarter ended September 30, 2013
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended September 30, 2013	220.8	71.5	51.8	64.4	5.7	414.2
Effect of change in product prices and differentials	(37.0)	(20.6)	3.2	7.1	—	(47.3)
Effect of change in realized commodity risk management activities	13.8	—	—	(4.1)	—	9.7
Effect of change in sales volumes	(42.9)	(3.6)	3.3	(2.3)	—	(45.5)
Other	—	—	—	—	(3.1)	(3.1)
Quarter ended December 31, 2013	154.7	47.3	58.3	65.1	2.6	328.0

(1)	Primarily sulphur sales.
Light oil sales decreased 30 percent in the fourth quarter of 2013 compared to the third quarter resulting from a wider Edmonton light oil differential in addition to lower sales volumes due to property dispositions. Heavy oil sales decreased 34 percent also driven by wider differentials in the quarter. NGL sales increased 13 percent due to an improvement in realized pricing and an increase in sales volumes from the Sable Island condensate shipment in November. Natural gas sales increased 1 percent due to shrinking of the AECO differential partly offset by lower risk management gains and lower sales volumes driven by property dispositions and natural declines.

PENGROWTH 2013 Management's Discussion and Analysis	17

Quarter ended December 31, 2013 versus Quarter ended December 31, 2012
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Quarter ended December 31, 2012	251.8	38.3	60.5	76.3	4.7	431.6
Effect of change in product prices and differentials	5.8	(1.8)	3.7	2.3	—	10.0
Effect of change in realized commodity risk management activities	(33.3)	—	—	—	—	(33.3)
Effect of change in sales volumes	(69.6)	10.8	(5.9)	(13.5)	—	(78.2)
Other	—	—	—	—	(2.1)	(2.1)
Quarter ended December 31, 2013	154.7	47.3	58.3	65.1	2.6	328.0

(1)	Primarily sulphur sales.
Light oil sales decreased 39 percent in the fourth quarter of 2013 compared to the same period in 2012. The decrease was mainly due to lower sales volumes from the 2013 disposition program and increased realized losses on oil risk management, which resulted from an increase in WTI. Heavy oil sales posted a 23 percent increase due to the inclusion of Lindbergh thermal pilot production in 2013 results. NGL sales decreased 4 percent due to lower sales volumes caused by natural declines while natural gas sales decreased 15 percent mainly as a result of a decrease in sales volumes from property dispositions and natural declines.
Twelve months ended December 31, 2013 versus Twelve months ended December 31, 2012
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities:

($ millions)	Light oil	Heavy oil	NGLs	Natural gas	Other (1)	Total
Twelve months ended December 31, 2012	856.6	157.2	227.5	221.1	17.9	1,480.3
Effect of change in product prices and differentials	69.9	6.2	(8.1)	71.3	—	139.3
Effect of change in realized commodity risk management activities	(70.4)	—	—	(6.7)	—	(77.1)
Effect of change in sales volumes	(30.8)	43.9	(6.0)	(10.2)	—	(3.1)
Other	—	—	—	—	(1.0)	(1.0)
Twelve months ended December 31, 2013	825.3	207.3	213.4	275.5	16.9	1,538.4

(1)	Primarily sulphur sales.
Light oil sales decreased 4 percent in 2013 compared to 2012 as a result of lower sales volumes. Heavy oil sales were 32 percent higher due to the addition of the Lindbergh thermal pilot production volumes in 2013 as well as higher realized prices. NGL sales decreased 6 percent driven by both lower realized prices and volumes, while natural gas sales increased 25 percent due to a significant recovery in realized prices partly offset by lower sales volumes from 2013 dispositions and decreased realized gains on risk management.
ROYALTY EXPENSE

($ millions except per boe amounts and percentages)	Three months ended			Twelve months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Royalty expense	62.8	72.6	69.5	275.1	277.5
$/boe	8.82	9.47	8.03	8.92	8.84
Royalties as a percent of sales (%)	18.3	16.5	16.8	17.3	19.0
Royalties include Crown, freehold, overriding royalties and mineral taxes.
Royalty rates as a percentage of sales increased from 16.5 percent in the third quarter of 2013 to 18.3 percent in the fourth quarter mainly due to the absence of favourable freehold mineral tax adjustments recorded in the third quarter, in addition to the absence of royalties pertaining to the southeast Saskatchewan assets sold in the third quarter which were generally lower compared to the overall royalty rate. Partly offsetting these factors was a favourable gas and

PENGROWTH 2013 Management's Discussion and Analysis	18

sulphur royalty adjustment relating to prior years which resulted in the negative natural gas royalty expense for the fourth quarter of 2013.
Royalty rates as a percentage of sales increased from 16.8 percent in the fourth quarter 2012 to 18.3 percent in the fourth quarter of 2013 due to the southeast Saskatchewan disposition, as mentioned above.
Royalty rates decreased from 19.0 percent in 2012 to 17.3 percent in 2013 due to higher Gas Cost Allowance ("GCA") in 2013 and favourable prior year freehold mineral tax adjustment recorded in the third quarter of 2013 in addition to the sulphur and gas royalty adjustments recorded in the fourth quarter of 2013.
OPERATING EXPENSES

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Operating expenses (1)	109.2	125.6	114.5	482.5	435.1
$/boe	15.34	16.39	13.23	15.64	13.87

(1)	Prior periods restated to conform to presentation in the current period.
Fourth quarter of 2013 operating expenses decreased $16.4 million or 13 percent compared to the third quarter mainly due to a decrease in electrical power costs, the absence of operating costs on disposed properties, as well as lower subsurface costs in non-thermal operations. On a per boe basis, fourth quarter operating costs decreased $1.05/boe compared to the third quarter as a result of lower power and subsurface costs as indicated above, partly offset by lower production volumes.
Fourth quarter of 2013 operating expenses decreased $5.3 million or 5 percent compared to the same period last year as a result of lower power and subsurface costs partly offset by higher processing and gathering fees. The inclusion of Lindbergh thermal pilot costs in 2013 was offset by the absence of operating costs from the disposed properties. On a per boe basis, operating costs increased $2.11/boe compared to the same quarter last year due to production declines in natural gas properties resulting from the focus of the capital program on oil and liquids, combined with increased processing fees and inclusion of the Lindbergh thermal pilot expenses in 2013. 2013 dispositions resulted in a drop in both production and costs over the periods, but had a minor impact on a per boe basis.
2013 operating expenses increased $47.4 million or 11 percent largely due to significantly higher power costs, the inclusion of the Lindbergh thermal pilot expenses in 2013 results, and higher processing and gathering fees. On a per boe basis, 2013 operating costs increased $1.77/boe compared to 2012 due to the higher costs noted above.
TRANSPORTATION COSTS

($ millions except per boe amounts)	Three months ended			Twelve months ended
	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Transportation costs	7.8	8.4	6.5	29.4	24.8
$/boe	1.10	1.10	0.75	0.95	0.79
Transportation costs were essentially unchanged in the fourth quarter of 2013 compared to the third quarter. Fourth quarter transportation costs increased $1.3 million or 20 percent compared to the same period last year due to additional sales product trucking charges at Lochend and the inclusion of Lindbergh transportation costs in 2013 results.
2013 transportation costs increased $4.6 million or 19 percent compared to 2012 driven by the inclusion of Lindbergh transportation costs and higher sales product trucking costs at Lochend. On a per boe basis, 2013 transportation costs increased 20 percent due to the impact of increased trucking costs.
Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production including sales product trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels prior to changing ownership or custody.

PENGROWTH 2013 Management's Discussion and Analysis	19

OPERATING NETBACKS
Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statements of Income (Loss) and dividing by production, except for oil and gas sales which is the sum of oil and gas sales and realized gains and losses from commodity risk management. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

	Three months ended			Twelve months ended
Combined Netback ($/boe)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Oil & gas sales (1)	46.08	54.06	49.88	49.86	47.17
Royalties	(8.82)	(9.47)	(8.03)	(8.92)	(8.84)
Operating expenses (2)	(15.34)	(16.39)	(13.23)	(15.64)	(13.87)
Transportation costs	(1.10)	(1.10)	(0.75)	(0.95)	(0.79)
Operating netback (2)	20.82	27.10	27.87	24.35	23.67
Light Oil Netback ($/bbl)
Sales (includes other income) (1)	75.25	88.89	86.17	83.95	84.07
Royalties	(19.84)	(20.76)	(16.24)	(18.71)	(17.52)
Operating expenses (2)	(16.57)	(17.38)	(15.03)	(17.04)	(15.93)
Transportation costs	(2.22)	(1.93)	(1.24)	(1.65)	(1.32)
Operating netback (2)	36.62	48.82	53.66	46.55	49.30
Heavy Oil Netback ($/bbl)
Sales (1)	61.43	88.19	63.73	67.98	65.94
Royalties	(9.90)	(12.79)	(9.19)	(9.79)	(12.03)
Operating expenses (2)	(17.36)	(19.91)	(15.07)	(18.97)	(16.35)
Transportation costs	(1.36)	(1.93)	(0.91)	(1.62)	(1.01)
Operating netback (2)	32.81	53.56	38.56	37.60	36.55
NGLs Netback ($/bbl)
Sales (1)	60.49	57.18	56.64	55.81	57.92
Royalties	(15.47)	(15.43)	(14.63)	(15.33)	(16.40)
Operating expenses (2)	(14.30)	(15.79)	(12.68)	(15.03)	(12.79)
Transportation costs	(0.01)	(0.04)	(0.22)	(0.05)	(0.20)
Operating netback (2)	30.71	25.92	29.11	25.40	28.53
Natural Gas Netback ($/Mcf)
Sales (includes other income) (1)	3.35	3.34	3.29	3.41	2.63
Royalties (3)	0.04	0.17	(0.03)	(0.02)	(0.05)
Operating expenses (2)	(2.39)	(2.51)	(1.96)	(2.35)	(2.05)
Transportation costs	(0.11)	(0.09)	(0.09)	(0.09)	(0.09)
Operating netback ($/Mcf) (2)	0.89	0.91	1.21	0.95	0.44
Operating netback ($/boe) (2)	5.34	5.46	7.26	5.70	2.64
CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil (1)	51%	59%	65%	61%	68%
Heavy oil	17%	21%	10%	15%	12%
Natural gas liquids	20%	11%	13%	13%	15%
Natural gas (1)	12%	9%	12%	11%	5%

(1)	Includes realized commodity risk management gains and losses.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Positive amounts pertain to favourable prior period adjustments where applicable.

PENGROWTH 2013 Management's Discussion and Analysis	20

Pengrowth realized a weighted average operating netback of $20.82/boe in the fourth quarter of 2013, down 23 percent when compared to the third quarter due to a decrease in realized oil prices resulting from widening differentials at the end of 2013. The netback decreased 25 percent when comparing the fourth quarter to the same period last year also due to decreased realized prices and higher costs. Full year 2013 operating netback, however, increased 3 percent compared to last year resulting from a significant recovery in natural gas prices year over year.
The fourth quarter light oil netback decreased 25 percent and 32 percent when compared to the third quarter and the same quarter last year, respectively, as a result of wider differentials experienced in the latter part of 2013.
The heavy oil netback decreased 39 percent in the fourth quarter of 2013 compared to the third quarter following the trend of significantly wider differentials experienced in the fourth quarter of 2013.
In contrast, the NGL netback improved 18 percent in the fourth quarter compared to the third quarter of 2013 mainly resulting from the condensate shipment at Sable Island in November as condensate attracts a higher price compared to other NGLs.
The natural gas netback more than doubled in 2013 compared to 2012 as a result of the previously noted natural gas price recovery in 2013.
GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Cash G&A expense (1)	21.7	20.0	25.1	87.8	90.1
$/boe	3.05	2.61	2.90	2.85	2.87
Non-cash G&A expense	2.5	4.4	1.3	15.0	12.2
$/boe	0.35	0.57	0.15	0.48	0.39
Total G&A (1)	24.2	24.4	26.4	102.8	102.3
$/boe	3.40	3.18	3.05	3.33	3.26

(1)	Prior periods restated to conform to presentation in the current period.
Fourth quarter cash G&A expenses were $1.7 million higher compared to the third quarter primarily due to higher professional fees. On a per boe basis, cash G&A costs increased 17 percent impacted by higher costs and a decrease in production in the fourth quarter.
Comparing the fourth quarter to the same period last year, cash G&A expenses decreased $3.4 million mainly due to lower personnel costs resulting from staffing decreases following the 2013 disposition program. On a per boe basis, cash G&A costs increased 5 percent in the fourth quarter compared to the same period last year as the benefit of the lower costs was offset by an 18 percent decrease in production.
2013 cash G&A costs decreased $2.3 million compared to 2012 resulting from staffing decreases following the 2013 disposition program. On a per boe basis, cash G&A costs remained relatively unchanged year over year.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans ("LTIP"). See Note 14 to the audited Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. Fourth quarter of 2013 non-cash G&A expense decreased $1.9 million compared to the third quarter driven by a lower performance multiplier on previously expensed grants.
The increases in non-cash G&A expense in the fourth quarter and full year 2013 compared to the same periods last year were due to new LTIP grants in 2013.
During the three months ended December 31, 2013, $3.9 million (December 31, 2012 - $2.2 million) of G&A costs were capitalized to Property, Plant and Equipment ("PP&E"). For the twelve months ended December 31, 2013, $16.0 million (December 31, 2012 - $10.1 million) were capitalized.
UNREALIZED LOSS ON INVESTMENTS
Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $5.0 million at December 31, 2013 compared to $20.0 million at December 31, 2012. The decrease since December 31, 2012 resulted in an

PENGROWTH 2013 Management's Discussion and Analysis	21

unrealized loss of $15.0 million recognized in 2013 ($15.0 million unrealized loss recognized in 2012). See Note 5 to the audited Financial Statements for additional information.
DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Depletion, depreciation and amortization	130.7	135.7	165.1	574.6	567.3
$/boe	18.36	17.71	19.08	18.62	18.08
Accretion	4.9	4.9	5.7	20.5	20.4
$/boe	0.69	0.64	0.66	0.66	0.65
Fourth quarter depletion expense decreased 4 and 21 percent compared to the third quarter of 2013 and fourth quarter of 2012, respectively, mainly due to the 2013 dispositions. The 2013 depletion expense increased 1 percent compared to 2012, as a full year of depletion on PP&E from the NAL Acquisition on May 31, 2012 was partly offset by the absence of depletion related to the 2013 property dispositions. On a per boe basis, depletion increased 4 percent and decreased 4 percent in the fourth quarter compared to the third quarter of 2013 and fourth quarter of 2012, respectively. These changes are mainly a result of the timing of when the property dispositions closed and the associated volumes and depletion expense recorded. The full year 2013 rate increased 3 percent compared to 2012 as a result of having a higher depletable base for the full year of 2013 due to the NAL Acquisition, partly offset by the disposition timing discussed above.
Fourth quarter accretion expense remained relatively flat compared to the third quarter, but it decreased 14 percent compared to the fourth quarter of 2012 largely due to decreases in the ARO liabilities resulting from property dispositions and the change in the discount rate in 2013. The 2013 accretion expense remained unchanged compared to 2012 as an increase in ARO from the NAL Acquisition for the full year was offset by decreases to the ARO liabilities from the property dispositions and change in the discount rate.
EXPLORATION AND EVALUATION ASSETS
A substantial portion of the $419.3 million Exploration and Evaluation ("E&E") asset on the Balance Sheets relates to the Groundbirch project in northeast B.C. The future recoverability of the book value is dependent on expectations of future natural gas prices, which could impact management’s decisions relating to drilling commitments and lease retention. Pengrowth is taking steps to preserve the Groundbirch leases. In the future, if management decides to not move the project forward then a significant portion of the E&E balance could be derecognized. The project currently meets Pengrowth’s investment hurdles given today’s price forecasts, however the economics on oil projects are more favorable and therefore the Corporation has focused its capital budget to the development of non-thermal and thermal oil projects.
IMPAIRMENTS
IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU whenever there is an indication of impairment. At December 31, 2013, there were no indications of impairment, however due to the required annual goodwill impairment test, all of the CGUs that have associated goodwill were tested. In 2012, impairment tests were performed at June 30, 2012 and December 31, 2012. The recoverable amounts of each CGU was based on the higher of value in use or fair value less costs to sell which are generally the same. The impairment tests carried out were based on reserve values using discount rates of 8 - 15 percent, varying from CGU to CGU, and an inflation rate of 2 percent. Based on the impairment tests carried out, there were no impairments at December 31, 2013. The impairment test is sensitive to lower commodity prices, which have been under significant downward pressure in recent years, particularly natural gas prices. Further declines in commodity prices could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases and operating cost increases. At June 30 2012, the carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell and an impairment of $30.0 million on PP&E was recognized. There were no other impairments recorded in 2012. The impairment noted above may be reversed if the fair value of the producing Groundbirch CGU increases in future periods. See Note 6 to the audited Financial Statements for additional information.
For E&E in 2012, it was determined that there would be no future drilling in the Horn River area due to low natural gas prices and a lack of infrastructure. Accordingly, there would be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority of which would be left to expire. As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012. Subsequent to June 30, 2012 there have been no indications of impairment of E&E assets requiring Pengrowth to perform an impairment test. However an impairment test was performed on January 1, 2013 upon transfer of the Lindbergh project

PENGROWTH 2013 Management's Discussion and Analysis	22

to PP&E as it is an IFRS requirement. The net present value of the proved and probable reserves, as determined by the external resource evaluator supported the carrying value of the Lindbergh project, as such, no impairment was required.
INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Interest and financing charges	24.6	25.5	25.7	100.2	86.4
Capitalized interest	(3.3)	(1.8)	—	(6.1)	—
Total interest and financing charges	21.3	23.7	25.7	94.1	86.4
At December 31, 2013, Pengrowth had approximately $1.6 billion in total long term debt composed of $1.4 billion of fixed rate debt and $0.2 billion in convertible debentures, including the current portion. Total long term debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent and convertible debentures with a 6.25 percent coupon. At December 31, 2013, Pengrowth had no drawings on its syndicated bank facility.
Fourth quarter interest and financing charges, before capitalized interest, decreased $0.9 million compared to the third quarter as fees expensed on the previous syndicated bank facility from the third quarter were not repeated in the fourth quarter.
Fourth quarter interest and financing charges, before capitalized interest, decreased $1.1 million compared to the same period last year. This was largely a result of repaying the syndicated credit facility from asset sales proceeds in 2013. In 2012, $160.0 million was outstanding on the syndicated credit facility at December 31, 2012.
2013 interest and financing charges, before capitalized interest, increased $13.8 million compared to 2012. This was a result of incremental interest expense on the debt and convertible debentures assumed with the NAL Acquisition on May 31, 2012.
Pengrowth is required under IFRS to capitalize interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended December 31, 2013, $3.3 million (December 31, 2012 – $nil) of interest was capitalized on the Lindbergh thermal project to PP&E using a capitalization rate of 5.7 percent (December 31, 2012 – nil). During the twelve months ended December 31, 2013, $6.1 million (December 31, 2012 – $nil) of interest was capitalized on the Lindbergh thermal project to PP&E using a capitalization rate of 5.7 percent (December 31, 2012 – nil).
Pengrowth has various floating to fixed interest rate swap contracts which were acquired with NAL in 2012, the last of which expires in March 2014. Under these contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three months Bankers Acceptance CDOR ("Canadian Depository Offered Rate"), on the notional amounts. The fair value of the interest rate derivative contracts has been included on the Balance Sheets with changes in the fair value reported separately on the Statements of Income (Loss) as part of interest and financing charges. See Note 18 to the audited Financial Statements for additional information.
TAXES
Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $18.6 million in the fourth quarter of 2013 compared to deferred tax reductions of $32.3 million and $10.1 million in the third quarter of 2013 and the fourth quarter of 2012, respectively. For the full year 2013, Pengrowth recorded a $73.2 million deferred tax reduction compared to a $32.0 million reduction in 2012.
No current income taxes were paid by Pengrowth in 2013 or 2012 and based upon current tax legislation, anticipated capital spending and economic conditions, Pengrowth does not anticipate having to pay corporate income tax until at least 2018. See Note 12 to the audited Financial Statements for additional information.

PENGROWTH 2013 Management's Discussion and Analysis	23

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Currency exchange rate ($1Cdn = $U.S.) at period end	0.94	0.97	1.01	0.94	1.01
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	(39.9)	26.1	(14.2)	(83.4)	16.4
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	(6.1)	(4.5)	(2.0)	(9.4)	(2.4)
Total unrealized foreign exchange gain (loss) from translation of foreign denominated debt	(46.0)	21.6	(16.2)	(92.8)	14.0
Unrealized gain (loss) on U.S. foreign exchange risk management contracts	12.0	(9.8)	1.1	21.0	3.7
Unrealized gain on U.K. foreign exchange risk management contracts	5.8	4.6	1.8	8.8	4.2
Total unrealized gain (loss) on foreign exchange risk management contracts	17.8	(5.2)	2.9	29.8	7.9
Total unrealized foreign exchange gain (loss)	(28.2)	16.4	(13.3)	(63.0)	21.9
Total realized foreign exchange gain (loss)	(0.2)	(0.1)	(0.6)	1.1	(1.0)
Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt and the related foreign exchange risk management contracts. The gains or losses on principal restatement are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and any new foreign debt issued.
The fourth quarter of 2013 unrealized loss on foreign denominated debt amounted to $46.0 million compared to a gain of $21.6 million in the third quarter. This was mainly the result of the Canadian dollar weakening relative to the U.S. dollar in the fourth quarter of 2013 as opposed to its strengthening in the third quarter of 2013. The unrealized loss on foreign denominated debt increased by $29.8 million in the fourth quarter compared to the same period last year as weakening of the Canadian dollar was more prominent in the fourth quarter of 2013.
The unrealized loss on foreign denominated debt for the full year 2013 amounted to $92.8 million compared to an unrealized gain of $14.0 million in 2012. This change was a result of the Canadian dollar weakening in 2013 contrary to 2012 during which the Canadian dollar strengthened resulting in the unrealized foreign exchange gains at that time.
Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. The swaps partially offset foreign exchange gains/losses on U.S. denominated debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At December 31, 2013, the fair value of these foreign exchange derivative contracts was an asset of $23.1 million included on the Balance Sheets with changes in the fair value between Balance Sheet dates reported on the Statements of Income (Loss) as an unrealized foreign exchange (gain) loss. Fourth quarter and full year 2013 unrealized gains on foreign exchange risk management amounted to $17.8 million and $29.8 million, respectively, partly offsetting unrealized losses on principal restatement. Pengrowth realized a foreign exchange gain of $1.7 million relating to a swap that settled in April of 2013.

PENGROWTH 2013 Management's Discussion and Analysis	24

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%
To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63
At December 31, 2013, each Cdn$0.01 exchange rate change would result in approximately a $4.6 million pre-tax change in the fair value of the U.S. risk management contracts and a $0.7 million pre-tax change in the fair value of the U.K. risk management contracts.
ASSET RETIREMENT OBLIGATIONS

($ millions)	Dec 31, 2013	Dec 31, 2012	Change
ARO, opening balance	868.9	660.8	208.1
Assumed in business combinations	—	47.4	(47.4)
Revisions due to discount rate changes (1)	(195.0)	178.1	(373.1)
Expenditures on remediation	(29.6)	(27.6)	(2.0)
ARO on dispositions	(84.0)	(5.5)	(78.5)
Accretion and other	45.9	15.7	30.2
ARO, closing balance	606.2	868.9	(262.7)

(1)
2013 amount relates to change in the discount rate from 2.5 percent to 3.25 percent. 2012 amount relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balances assumed in the business combinations. The offset to both revisions is recorded in PP&E.

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.
The 2013 ARO liability decreased by $262.7 million mainly due to a change in the risk free discount rate from 2.5 percent to 3.25 percent reflecting an increase in the 30 year Canadian Government long term bond rate which drives Pengrowth’s estimate of the ARO discount rate. This resulted in a downward revision of $195.0 million with the offset recorded in PP&E. The ARO liability also decreased by $84.0 million due to 2013 property dispositions.
Pengrowth has estimated the net present value of its total ARO to be $606.2 million as at December 31, 2013 (December 31, 2012 – $868.9 million), based on a total escalated future liability of $2.1 billion (December 31, 2012 – $2.4 billion). These costs are expected to be incurred over 65 years with the majority of the costs to be incurred between 2038 and 2078. A risk free discount rate of 3.25 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO at December 31, 2013.

PENGROWTH 2013 Management's Discussion and Analysis	25

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE
During 2013, Pengrowth’s contributions were $4.6 million (December 31, 2012 - $6.3 million), into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and Sable Island. The total balance of the remediation trust funds was $54.7 million at December 31, 2013 (December 31, 2012 - $53.8 million).
As a working interest holder in Sable Island, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the raw production delivered and processed at the various facilities. Funding levels for this fund may change each year pending a review by the owners.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2013, Pengrowth spent $29.6 million on abandonment and reclamation (December 31, 2012 - $27.6 million). Pengrowth expects to spend approximately $15 million in 2014 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Regulator.
CLIMATE CHANGE PROGRAMS
Since becoming effective July 1, 2007, Alberta regulates Greenhouse Gas ("GHG") emissions under the Climate Change and Emissions Management Act. Under the Act the Specified Gas Reporting Regulation ("SGRR") imposes annual GHG emissions reporting requirements on all Alberta facilities that emit more than 50,000 tonnes of greenhouse gases per year. Also under the Act, the Specified Gas Emitters Regulation ("SGER") requires Alberta facilities that emit more than 100,000 tonnes of greenhouse gases per year to reduce emissions intensity by 12 percent annually over baseline emission levels for those facilities. The baseline for facilities is an average of 2003, 2004 and 2005 emissions. Facilities can meet these required reductions in three ways: audited emission reductions in their operations; purchased Alberta-based offset carbon credits or contributions to the Alberta Climate Change and Emissions Management Fund. Unused reduction credits from one year may be carried forward to future years.
Pengrowth has three operated facilities that are subject to the annual 12 percent reduction: the Olds Gas Plant, the Judy Creek Gas Conservation Plant and the Quirk Creek Gas Plant. Pengrowth has reported emission reduction information on these facilities in 2013.
GOODWILL
In accordance with IFRS, goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E. At December 31, 2013 and December 31, 2012, an impairment test was performed with no impairments to goodwill recorded. As at December 31, 2013, Pengrowth has goodwill of $672.7 million ($700.7 million at December 31, 2012). The $28.0 million decrease in goodwill year over year was a result of the 2013 disposition program. See Note 8 to the audited Financial Statements for details.
ACQUISITIONS AND DISPOSITIONS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Property acquisitions	12.1	3.0	65.3	16.0	113.2
Proceeds on property dispositions	(41.3)	(626.4)	(9.1)	(993.7)	(26.6)
Net cash acquisitions (dispositions)	(29.2)	(623.4)	56.2	(977.7)	86.6
During 2013, Pengrowth successfully closed the disposition of its non-core southeast Saskatchewan assets, non-operated Weyburn property and other minor properties for proceeds of $993.7 million, net of closing adjustments. As previously announced, proceeds were used to pay down the term credit facility with the remainder intended to notionally fund the first commercial phase of Lindbergh.
On May 31, 2012, Pengrowth acquired all issued and outstanding common shares of NAL resulting in the issuance of 131.2 million Pengrowth common shares to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. The gain on acquisition amounted to $73.5 million and was recorded as a separate line item on the 2012 Statement of Income and approximately $22 million of transaction costs were recorded in other expense. During 2012, Pengrowth also acquired properties in the Lochend area for $61.4 million.

PENGROWTH 2013 Management's Discussion and Analysis	26

WORKING CAPITAL
Working capital surplus is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.
At December 31, 2013, Pengrowth had a working capital surplus as current assets exceeded current liabilities by $179.3 million due to a cash balance of $448.5 million on hand after the 2013 property dispositions. At December 31, 2012, Pengrowth also had a working capital surplus as current assets exceeded current liabilities by $178.5 million, primarily due to the inclusion of $317.3 million of Weyburn assets held for sale in current assets.
FINANCIAL RESOURCES AND LIQUIDITY

As at:	Dec 31, 2013	Dec 31, 2012	Change
($ millions, except ratios and percentages)
Term credit facilities	—	160.0	(160.0)
Senior unsecured notes (1)	1,412.7	1,370.6	42.1
Long term debt	1,412.7	1,530.6	(117.9)
Convertible debentures (1)	236.0	237.1	(1.1)
Total debt excluding working capital	1,648.7	1,767.7	(119.0)
Working capital surplus (2)	(179.3)	(178.5)	(0.8)
Total debt	1,469.4	1,589.2	(119.8)
Twelve months trailing:	Dec 31, 2013	Dec 31, 2012	Change
Net income (loss)	(316.9)	12.7	(329.6)
Add (deduct):
Interest & financing charges and accretion expense	114.6	106.8	7.8
Deferred income tax reduction	(73.2)	(32.0)	(41.2)
Depletion, depreciation and amortization	574.6	567.3	7.3
EBITDA	299.1	654.8	(355.7)
Add (deduct) other items:
Impairment of assets	—	78.3	(78.3)
(Gain) loss on disposition of properties	175.7	(10.0)	185.7
Other non-cash	180.2	(97.9)	278.1
Adjusted EBITDA	655.0	625.2	29.8
Total debt excluding working capital to Adjusted EBITDA	2.5	2.8	(0.3)
Total debt to Adjusted EBITDA (3)	2.2	2.5	(0.3)
Total capitalization (4)	5,157.7	5,779.5	(621.8)
Total debt as a percentage of total capitalization	28.5%	27.5%

(1)	Includes current and long term portions.

(2)	Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.

(3)
The December 31, 2012 ratio in the table only includes seven months of Adjusted EBITDA from the NAL acquisition. Including the prior five months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.2x.

(4)	Total capitalization includes total debt plus Shareholders' Equity per the Balance Sheets.
At December 31, 2013, total debt decreased $119.8 million from December 31, 2012 primarily due to repayment of the term credit facilities and a repayment of U.S.$50 million of senior unsecured notes partly offset by weakening of the Canadian dollar in 2013.
The trailing twelve months total debt to Adjusted EBITDA ratio decreased to 2.2x at December 31, 2013, compared to 2.5x at December 31, 2012 due to an increase in Adjusted EBITDA and a decrease in total debt.
Term Credit Facilities
Pengrowth maintains a $1 billion revolving credit facility which at December 31, 2013 was undrawn (December 31, 2012 - $160.0 million) and had $35.8 million (December 31, 2012 - $28 million) in outstanding letters of credit. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks, and can be extended at Pengrowth’s discretion any time

PENGROWTH 2013 Management's Discussion and Analysis	27

prior to maturity, subject to syndicate approval. The facility was renewed in July of 2013 and now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged.
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2013, this facility was undrawn (December 31, 2012 - $nil) and had $0.8 million (December 31, 2012 - $0.9 million) of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.
Together, these two facilities and the cash balance of $448.5 million provided Pengrowth with approximately $1.5 billion of combined credit capacity and cash at December 31, 2013, with the ability to expand the facilities by an additional $250 million.
Financial Covenants
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2013.
There were no changes to Pengrowth’s covenants in the twelve months ended December 31, 2013, however, on January 24, 2014 Pengrowth amended the credit facility by increasing the maximum permitted senior debt to EBITDA ratio from 3.0 to 3.5 and the total debt to EBITDA ratio from 3.5 to 4.0 until December 31, 2015. The ratios revert back to their prior permitted levels of 3.0 and 3.5 after December 31, 2015. The covenant amendments were obtained as a proactive step while Pengrowth completes construction of the first 12,500 bbl/d commercial phase of Lindbergh and a full year of production can contribute to the EBITDA calculation. Pengrowth's current forecast does not project violating the original covenants.
All loan agreements can be found on SEDAR (www.sedar.com) filed under "Other" or "Material Document".
The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Financial Statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.
The key financial covenants as at February 28, 2014 are summarized below:
1.Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters (3.0 times after December 31, 2015);
2.Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters (3.5 times after December 31, 2015);
3.Total senior debt before working capital must be less than 50 percent of total book capitalization; and
4.EBITDA must not be less than four times interest expense for the last four fiscal quarters.
There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as raising equity. Details of these measures are included in Note 17 to the audited Financial Statements.
Dividend Reinvestment Plan
DRIP allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.
During the twelve months ended December 31, 2013, 8.6 million shares were issued under the DRIP program for cash proceeds of $44.9 million compared to 8.3 million shares (19.3 million shares including the now suspended Premium

PENGROWTH 2013 Management's Discussion and Analysis	28

DividendTM plan) for total proceeds of $60.1 million ($135.9 million including the now suspended Premium DividendTM plan) for the same period last year.
Pengrowth does not have any off balance sheet financing arrangements.
FINANCIAL INSTRUMENTS
Pengrowth uses financial instruments to manage its exposure to commodity and power price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited Financial Statements for a description of the accounting policies for financial instruments and Note 18 to the audited Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.
FUNDS FLOW FROM OPERATIONS AND DIVIDENDS
The following table provides funds flow from operations, dividends declared, the excess of funds flow from operations over dividends, and payout ratio:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Funds flow from operations	105.9	161.5	189.7	560.9	538.8
Dividends declared	62.5	62.3	61.3	248.5	284.4
Funds flow from operations less dividends declared	43.4	99.2	128.4	312.4	254.4
Per share	0.08	0.19	0.25	0.60	0.57
Payout ratio (1)	59%	39%	32%	44%	53%

(1)	Payout ratio is calculated as dividends declared divided by funds flow from operations.
As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of funds flow from operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating funds flow from operations.
Funds flow from operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 18 to the audited Financial Statements.
The following table provides the net payout ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2013	Sept 30, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Proceeds from DRIP (1)	11.7	11.0	26.2	44.9	135.9
Per share	0.02	0.02	0.05	0.09	0.30
Net payout ratio (%) (2)	48%	32%	19%	36%	28%

(1)	Premium Dividend™ program was suspended in December of 2012. The 2012 comparative figures include the proceeds from the Premium Dividend™ program.

(2)	Net payout ratio is calculated as dividends declared net of proceeds from the DRIP divided by funds flow from operations.
DRIP participation was equivalent to approximately 19 percent of the total dividend in the fourth quarter of 2013 compared to 18 percent in the third quarter and 43 percent in the fourth quarter of 2012. The 2013 DRIP participation was approximately 18 percent compared to 48 percent in 2012. The decreases in the 2013 periods compared to 2012 are due to the Premium DividendTM program being suspended in December of 2012.
DIVIDENDS
The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the Corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).

PENGROWTH 2013 Management's Discussion and Analysis	29

Dividends are generally paid to shareholders on the fifteenth day or next business day of the month. Pengrowth paid $0.04 per share in each of the twelve months January through December of 2013 for an aggregate cash dividend of $0.48 per share. For the same period in 2012, Pengrowth paid $0.07 per share in each of the months January through July and $0.04 per share in each of the months August through December of 2012 for an aggregate cash dividend of $0.69 per share.
SUMMARY OF QUARTERLY RESULTS
The following table is a summary of quarterly information for 2013 and 2012.

2013	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	390.9	405.3	414.2	328.0
Net loss ($ millions)	(65.1)	(53.4)	(107.3)	(91.1)
Net loss per share ($)	(0.13)	(0.10)	(0.21)	(0.17)
Net loss per share - diluted ($)	(0.13)	(0.10)	(0.21)	(0.17)
Adjusted net loss ($ millions)	(1.1)	(37.2)	(108.2)	(37.3)
Funds flow from operations ($ millions)	147.5	146.0	161.5	105.9
Dividends declared ($ millions)	61.6	62.1	62.3	62.5
Dividends declared per share ($)	0.12	0.12	0.12	0.12
Daily production (boe/d)	89,702	87,909	83,275	77,371
Total production (Mboe)	8,073	8,000	7,661	7,118
Average realized price ($/boe) (1)	47.85	50.16	53.32	45.71
Operating netback ($/boe) (1)	24.79	24.44	27.10	20.82
2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions) (1)	328.5	328.3	391.9	431.6
Net income (loss) ($ millions) (2)	0.7	36.8	(23.8)	(1.0)
Net income (loss) per share ($) (2)	—	0.09	(0.05)	—
Net income (loss) per share - diluted ($) (2)	—	0.09	(0.05)	—
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.8)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.4	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average realized price ($/boe) (1)	47.14	45.00	44.73	49.36
Operating netback ($/boe) (1) (3)	22.48	21.47	22.25	27.87

(1)	Includes realized commodity risk management gains and losses.

(2)	As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.

(3)	Prior periods restated to conform to presentation in the current period.

Fourth quarter of 2013 production was lower than the preceding six quarters mainly due to property dispositions, while widened differentials experienced in the quarter resulted in the lowest quarterly operating netback in the last two years. The third quarter of 2013 production decrease was also a result of property dispositions. First quarter of 2013 production was lower than third and fourth quarters of 2012 due to natural gas production declines, property dispositions, third party processing restrictions as well as the absence of the Sable Island condensate shipment. Production increased in the second, third and fourth quarters of 2012, primarily as a result of the NAL Acquisition on May 31, 2012. In addition to natural declines and property dispositions, production decreases were also a result of production limitations due to a Sable Island Venture platform outage since the third quarter of 2012 through to the fourth quarter of 2013.
Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), gains (losses) on property

PENGROWTH 2013 Management's Discussion and Analysis	30

divestments, and deferred taxes. Funds flow from operations was also impacted by changes in royalty expense, operating and general and administrative costs.
SELECTED ANNUAL INFORMATION
The table below provides a summary of selected annual financial information for the years ended 2013, 2012 and 2011.

	Twelve months ended December 31
($ millions unless otherwise indicated)	2013	2012	2011
Oil and gas sales (1)	1,538.4	1,480.3	1,453.7
Net income (loss)	(316.9)	12.7	84.5
Net income (loss) per share ($)	(0.61)	0.03	0.25
Net income (loss) per share - diluted ($)	(0.61)	0.03	0.25
Dividends declared per share ($)	0.48	0.66	0.84
Total assets	6,633.2	7,469.9	5,644.7
Long term debt (2)	1,648.7	1,767.7	1,007.7
Shareholders' equity	3,688.3	4,190.3	3,347.3
Number of shares outstanding at year end (thousands)	522,031	511,804	360,282

(1)	Includes realized commodity risk management gains and losses.

(2)	Includes current and long term portions of long term debt and convertible debentures, as applicable.
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2014	2015	2016	2017	2018	Thereafter	Total
Convertible debentures (1)	97.9	—	—	136.8	—	—	234.7
Interest payments on convertible debentures	14.7	8.6	8.6	2.1	—	—	34.0
Long term debt (2)	—	164.2	—	425.4	296.9	530.6	1,417.1
Interest payments on long term debt (3)	80.0	77.3	71.8	59.9	37.1	83.7	409.8
Operating leases (4)	16.8	15.6	15.2	14.6	3.8	—	66.0
Pipeline transportation	27.4	25.5	9.1	5.9	4.3	27.7	99.9
Lindbergh capital	42.4	—	—	—	—	—	42.4
Remediation trust fund payments	0.3	0.3	0.3	0.3	0.3	11.0	12.5
	279.5	291.5	105.0	645.0	342.4	653.0	2,316.4

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.
BUSINESS RISKS
The following factors should not be considered exhaustive. Additional risks are outlined in the Corporation’s most recent Annual Information Form ("AIF") which is available on SEDAR at www.sedar.com.
The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principal source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties. The principal risk factors that are associated with our business include, but are not limited to, the following:
Risks associated with Commodity Prices

•
The prices of Pengrowth’s products (crude oil, natural gas and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, availability of pipeline and rail transportation capacity, availability of refining capacity, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in times of low commodity prices.

•
Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to maintain the current dividends, spend capital and meet obligations. The impairment test is sensitive to lower

PENGROWTH 2013 Management's Discussion and Analysis	31

realized commodity prices, which have been under significant downward pressure in recent years, particularly natural gas prices. Further declines in commodity prices could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases and operating cost increases.
Risks associated with Liquidity

•
Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•
Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

•
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that an event of non-compliance continued, Pengrowth would have to repay the relevant debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•
Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.
Risks associated with Legislation and Regulatory Changes

•
Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•
Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•
Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust its operational practices, increase compliance and incur additional costs as a result.

•
Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•
The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, rail lines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•
Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and have a direct impact on cycle times.

•	Limitations on the availability of specialized equipment, goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•
Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•
A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or

PENGROWTH 2013 Management's Discussion and Analysis	32

become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•
Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•
During periods of increased activity within the oil and gas sector, the cost of goods and services may increase substantially and it may be more difficult to hire and retain staff and the cost for skilled labour may increase substantially.

•
Attacks by individuals against facilities and any such attacks, or the threat thereof, may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•
Delays or failure to secure regulatory approvals for thermal projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•
The performance and results of a thermal project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a thermal project.

•
The success of a thermal project such as Lindbergh will depend, in part, on our ability to sell our production at a desirable price. Current transportation and refining constraints have resulted in a volatile price environment with a substantial discount (differential) being paid for heavy oil and bitumen.

Risks associated with Strategy

•
Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payments to shareholders. In such an event, the market value of the common shares may be adversely affected.

•
Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.
Asset Concentration Risks

•
Pengrowth sold almost $1 billion of assets in 2013 to fund, inter alia, the first commercial phase of Lindbergh. These asset sales, combined with the significant investment into Lindbergh increases Pengrowth’s asset concentration and a failure (cost overruns, delays, performance issues, etc.) to execute at Lindbergh could have a significant adverse effect on Pengrowth and our ability to pay dividends.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

PENGROWTH 2013 Management's Discussion and Analysis	33

•
Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation which is available on SEDAR at www.sedar.com.
ACCOUNTING PRONOUNCEMENTS ADOPTED
On January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at December 31, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.
Amendments to IAS 36: Impairment of Assets ("IAS 36 Amendments")
IAS 36 Amendments, Recoverable Amount Disclosures for Non-Financial Assets, was published in May 2013. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments were required to be applied retrospectively for years beginning on or after January 1, 2014, with early adoption allowed. Pengrowth has elected to early adopt these amendments effective January 1, 2013.
ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”)
The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability.
The amendments to IAS 32 are to be applied retrospectively for annual periods beginning on or after January 1, 2014, with early adoption allowed. Pengrowth is currently assessing the impact of this amendment on the presentation of its accounts receivable and payable related to commodity, power, interest and foreign exchange contracts.
DISCLOSURE AND INTERNAL CONTROLS
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (“SOX”) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.
The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2013. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of Pengrowth's disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2013, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

PENGROWTH 2013 Management's Discussion and Analysis	34

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Pengrowth's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings. Pengrowth's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of Pengrowth's financial reporting and the preparation of Pengrowth's Financial Statements for external purposes in accordance with IFRS for note disclosure purposes. Pengrowth's internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect Pengrowth's transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of Pengrowth's Financial Statements in accordance with IFRS and that receipts and expenditures of Pengrowth's assets are being made only in accordance with authorizations of Pengrowth's management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pengrowth's assets that could have a material effect on Pengrowth's Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Pengrowth's management, with the participation of Pengrowth's principal executive officer and principal financial officer, evaluated the effectiveness of Pengrowth's internal control over financial reporting as of December 31, 2013. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992).
Based on Pengrowth's evaluation, management concluded that Pengrowth's internal control over financial reporting was effective as of December 31, 2013.
The effectiveness of internal control over financial reporting as of December 31, 2013 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with Pengrowth's audited Financial Statements for the year ended December 31, 2013. No changes were made to Pengrowth's internal control over financial reporting during the year ending December 31, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2013 Management's Discussion and Analysis	35

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Financial Statements and the notes to the Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Financial Statements.

Management is responsible for the reliability and integrity of the Financial Statements, the notes to the Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Financial Statements and to recommend approval of the Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans          Christopher G. Webster
President and Chief Executive Officer          Chief Financial Officer

February 28, 2014

PENGROWTH 2013 Financial Results	36

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited the accompanying financial statements of Pengrowth Energy Corporation, which comprise the balance sheets as at December 31, 2013 and December 31, 2012, the statements of income (loss), shareholders’ equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements present fairly, in all material respects, the balance sheets of Pengrowth Energy Corporation as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flow for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2014 expressed an unmodified opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
February 28, 2014

PENGROWTH 2013 Financial Results	37

INDEPENDENT AUDITORS' REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited Pengrowth Energy Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Corporation as of December 31, 2013 and 2012, and the related statements of income (loss), shareholders’ equity, and cash flow for the years then ended, and our report dated February 28, 2014 expressed an unmodified opinion on those financial statements.

Chartered Accountants
Calgary, Canada
February 28, 2014

PENGROWTH 2013 Financial Results	38

PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of dollars)

		As at	As at
	Note	December 31, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents		$448.5	$2.7
Accounts receivable		192.3	197.5
Fair value of risk management contracts	18	—	12.9
Assets held for sale	6	—	317.3
		640.8	530.4
Fair value of risk management contracts	18	23.1	2.5
Other assets	5	59.7	73.8
Property, plant and equipment	6	4,817.6	5,598.9
Exploration and evaluation assets	7	419.3	563.6
Goodwill	8	672.7	700.7
TOTAL ASSETS		$6,633.2	$7,469.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$353.2	$297.5
Dividends payable		20.9	20.5
Fair value of risk management contracts	18	70.3	7.8
Current portion of convertible debentures	9	98.7	—
Current portion of long term debt	10	—	49.7
Current portion of provisions	11	17.1	22.6
Liabilities associated with assets held for sale	11	—	3.5
		560.2	401.6
Fair value of risk management contracts	18	22.2	19.2
Convertible debentures	9	137.3	237.1
Long term debt	10	1,412.7	1,480.9
Provisions	11	594.4	849.5
Deferred income taxes	12	218.1	291.3
		2,944.9	3,279.6
Shareholders' Equity
Shareholders' capital	13	4,693.1	4,634.8
Contributed surplus		28.0	22.9
Deficit		(1,032.8)	(467.4)
		3,688.3	4,190.3
Commitments and contingencies	20, 21
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,633.2	$7,469.9
See accompanying notes to the Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director                                    Director

PENGROWTH 2013 Financial Results	39

PENGROWTH ENERGY CORPORATION
STATEMENTS OF INCOME (LOSS)
(Stated in millions of dollars, except per share amounts)

		Year ended December 31
	Note	2013	2012
REVENUES
Oil and gas sales		$1,593.4	$1,458.2
Royalties, net of incentives		(275.1)	(277.5)
		1,318.3	1,180.7
Realized gain (loss) on commodity risk management	18	(55.0)	22.1
Unrealized gain (loss) on commodity risk management	18	(87.0)	30.6
		1,176.3	1,233.4
EXPENSES
Operating		482.5	435.1
Transportation		29.4	24.8
General and administrative		102.8	102.3
Depletion, depreciation and amortization	6	574.6	567.3
Impairment of assets	6, 7	—	78.3
		1,189.3	1,207.8
OPERATING INCOME (LOSS)		(13.0)	25.6

Other (income) expense items
Unrealized loss on investments	5	15.0	15.0
Gain on acquisition	4	—	(73.5)
(Gain) loss on disposition of properties	6	175.7	(10.0)
Unrealized foreign exchange (gain) loss	19	63.0	(21.9)
Realized foreign exchange (gain) loss	19	(1.1)	1.0
Interest and financing charges		94.1	86.4
Accretion	11	20.5	20.4
Other expense		9.9	27.5
LOSS BEFORE TAXES		(390.1)	(19.3)
Deferred income tax reduction	12	(73.2)	(32.0)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(316.9)	$12.7
NET INCOME (LOSS) PER SHARE	16
Basic		$(0.61)	$0.03
Diluted		$(0.61)	$0.03
See accompanying notes to the Financial Statements.

PENGROWTH 2013 Financial Results	40

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of dollars)

		Year ended December 31
	Note	2013	2012
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(316.9)	$12.7
Depletion, depreciation and accretion		595.1	587.7
Impairment of assets	6, 7	—	78.3
Deferred income tax reduction	12	(73.2)	(32.0)
Unrealized foreign exchange (gain) loss	19	63.0	(21.9)
Unrealized (gain) loss on commodity risk management	18	87.0	(30.6)
Derivative settlement on senior note repayment		(1.7)	—
Share based compensation	14	15.0	12.2
Unrealized loss on investments	5	15.0	15.0
Non-cash gain on acquisition	4	—	(73.5)
(Gain) loss on disposition of properties	6	175.7	(10.0)
Other items		1.9	0.9
Funds flow from operations		560.9	538.8
Interest and financing charges		94.1	86.4
Expenditures on remediation	11	(29.6)	(27.6)
Change in non-cash operating working capital	15	11.4	(43.7)
		636.8	553.9
FINANCING
Dividends paid		(248.1)	(289.1)
Bank indebtedness	10	—	(220.7)
Long term debt (repayment) and related derivative settlement	10	(209.6)	536.4
Convertible debentures repayment	9	—	(110.0)
Interest paid		(99.7)	(91.1)
Other financing cost		(1.1)	—
Proceeds from equity issues, including DRIP		47.0	136.4
		(511.5)	(38.1)
INVESTING
Capital expenditures		(695.8)	(467.4)
Property acquisitions		(16.0)	(113.2)
Proceeds on property dispositions		993.7	26.6
Purchase of injectants		(6.7)	(4.4)
Contributions to remediation trust funds		(3.3)	(4.8)
Change in non-cash investing working capital	15	48.6	13.4
		320.5	(549.8)
CHANGE IN CASH AND CASH EQUIVALENTS		445.8	(34.0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2.7	36.7
CASH AND CASH EQUIVALENTS AT END OF YEAR		$448.5	$2.7
See accompanying notes to the Financial Statements.

PENGROWTH 2013 Financial Results	41

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of dollars)

		Year ended December 31
	Note	2013	2012
SHAREHOLDERS' CAPITAL	13
Balance, beginning of year		$4,634.8	$3,525.2
Share based compensation		13.4	8.0
Issued under Dividend Reinvestment Plan		44.9	60.1
Issued for cash under Premium Dividend Plan ™		—	75.8
Issued on business combination	4	—	965.9
Share issue costs, net of tax		—	(0.2)
Balance, end of year		4,693.1	4,634.8

CONTRIBUTED SURPLUS
Balance, beginning of year		22.9	17.7
Share based compensation	14	16.4	12.7
Exercise of share based compensation awards		(11.3)	(7.5)
Balance, end of year		28.0	22.9

DEFICIT
Balance, beginning of year		(467.4)	(195.7)
Net income (loss)		(316.9)	12.7
Dividends declared		(248.5)	(284.4)
Balance, end of year		(1,032.8)	(467.4)

TOTAL SHAREHOLDERS' EQUITY		$3,688.3	$4,190.3
See accompanying notes to the Financial Statements.

PENGROWTH 2013 Financial Results	42

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(Tabular amounts are stated in millions of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Financial Statements include the accounts of the Corporation, and its subsidiaries that existed in prior periods, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

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2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

The Financial Statements were authorized for release by the Board of Directors on February 28, 2014.

Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.

Dispositions
Gains or losses are recognized in the Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference

PENGROWTH 2013 Financial Results	44

between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations and associated goodwill.

Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.

For other assets, depreciation is recognized in the Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:
•Office equipment                 60 months
•Leasehold improvements and finance leases     Lease term/Useful life
•Computers                     36 months
•Deferred hydrocarbon injectants              24 months
•Motor vehicles                 36 months

Depreciation methods, useful lives and residual values are reviewed annually.

Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition is generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. The difference between the estimated capital and the carrying value of the disposed interest is recorded as a gain or loss on disposition on the Statements of Income (Loss). When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition.

Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Balance Sheets. Payments made under operating leases are recognized in the Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

Goodwill and Business Combinations

Goodwill
Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

PENGROWTH 2013 Financial Results	45

Goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Statements of Income (Loss).

Impairment

Non-Financial Assets

Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”).

CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Statements of Income (Loss).

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. However, for properties such as Pengrowth’s, these amounts are generally the same. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.

Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets
E&E assets are tested for impairment where there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Statements of Income (Loss).

Goodwill
For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGU or CGUs. An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

PENGROWTH 2013 Financial Results	46

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Any impairment losses of financial assets are recognized in the Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Statements of Income (Loss).

Provisions
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek and Sable Island properties. These funds are reflected in Other Assets on the Balance Sheets.

Contract & Other Liabilities Provision
Pengrowth assumed firm pipeline commitments in conjunction with certain prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

Pengrowth also categorizes any finance lease transactions within this grouping.

Deferred Income Taxes
Income tax (reduction) expense is composed of current and deferred tax. Income tax (reduction) expense is recognized in the Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Share Based Compensation Plans
Pengrowth has share based compensation plans, which are described in Note 14. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expenses associated with the share based compensation plans are recognized in the Statements of Income (Loss) over the

PENGROWTH 2013 Financial Results	47

vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets. Grants of such items, if any, would be recorded as liabilities, with changes in the liabilities charged to net income (loss), based on the estimated fair value.

Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Statements of Income (Loss) as other expense.

Bank indebtedness, accounts payable, dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).

The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as unrealized gain (loss) on commodity risk management.

The receipts or payments arising from derivative power and interest rate contracts are included in operating expenses and interest expense, respectively. The unrealized gains and losses on derivative power and interest rate contracts are included in other expense and interest expense, respectively.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Balance Sheet date. Foreign exchange gains and losses are recognized in net income (loss).

PENGROWTH 2013 Financial Results	48

Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 22 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Estimating oil and gas reserves
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of goodwill and oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.

Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred.

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Most of the abandonment of future expenses, estimated logistics of performing abandonment work and the discount rate used to calculate the present value of future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of common share rights and options, deferred entitlement share units and other share units under the long term incentive plan using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period.

The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

ACCOUNTING PRONOUNCEMENTS ADOPTED

On January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at December 31, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.

Amendments to IAS 36: Impairment of Assets (“IAS 36 Amendments”)
IAS 36 Amendments, Recoverable Amount Disclosures for Non-Financial Assets, was published in May 2013. Under the amendments, the recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed. The amendments were required to be applied retrospectively for years beginning on or after January 1, 2014, with early adoption allowed. Pengrowth has elected to early adopt these amendments effective January 1, 2013.
COMPARATIVE FIGURES
As of January 1, 2013, certain technical support costs, previously included in operating expenses, are included in General and Administrative ("G&A") expenses. Comparative figures for G&A and operating expenses have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”)

PENGROWTH 2013 Financial Results	50

The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability.

The amendments to IAS 32 are to be applied retrospectively for annual periods beginning on or after January 1, 2014, with early adoption allowed. Pengrowth is currently assessing the impact of this amendment on the presentation of its accounts receivable and payable related to commodity, power, interest and foreign exchange contracts.

4.	BUSINESS COMBINATIONS
NAL ENERGY CORPORATION
Pengrowth and NAL Energy Corporation ("NAL") completed a business combination on May 31, 2012 (the "Combination") where Pengrowth acquired all of the outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share. The Combination resulted in the issuance of 131.2 million common shares of Pengrowth to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. Pengrowth’s share price on the date that the transaction was announced on March 22, 2012, was $9.95 per share. The share price on the closing date, which was the price Pengrowth was required to use to value the shares issued in the Combination, was $7.36 per Pengrowth share.

NAL was a publicly traded petroleum and natural gas company with operations in Alberta, British Columbia, Saskatchewan and Ontario. Pengrowth acquired NAL to enable growth opportunities that result from a larger, stronger and more diverse company through enhanced exposure to light oil plays.

The transaction was accounted for using the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$1,748.0
Derivative instruments	16.2
Inventory	2.5
Convertible debentures	(349.0)
Bank debt	(219.1)
Working capital deficiency	(46.9)
Asset retirement obligations	(47.0)
Deferred tax liability	(65.5)
Gain on acquisition	(73.5)
$965.7

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used.

The gain on acquisition amounted to $73.5 million and was recorded as a separate line item on the Statements of Income (Loss). The gain was due in large part to a decline in Pengrowth’s share price from the date the transaction was announced to the closing date, and had no basis for tax purposes. As part of finalizing certain balances at December 31, 2012, Pengrowth decreased the previously recorded working capital deficiency by $5.7 million resulting in an adjustment to the gain on acquisition which was reflected in the second quarter of 2012 comparative figures. The fair value of receivables included in the working capital deficiency was $44.2 million.

The Financial Statements include the results of operations and cash flows from NAL subsequent to the closing date of May 31, 2012. Proforma revenues net of royalties and net income for the combined entity for the period January 1, 2012 to December 31, 2012 would have been approximately $1.4 billion and $13.0 million, respectively.

Revenue net of royalties contributed by NAL since the acquisition for the period June 1, 2012 to December 31, 2012 was $201.9 million. Net income contributed by NAL in this period was not determinable, as the results of NAL’s

PENGROWTH 2013 Financial Results	51

operations were combined effective June 1, 2012. Transaction costs relating to the business combination in the amount of $21.5 million were incurred by Pengrowth to December 31, 2012, and were included in the other (income) expense line in the Statements of Income (Loss).

For the period from closing on May 31, 2012 to August 31, 2012, certain administrative functions affecting the acquired NAL properties were transferred from the former administrating management company (the "Manager") to Pengrowth. In this transition period, Pengrowth paid its portion of the Manager’s general and administrative costs, as determined by NAL’s share of production under management.

LOCHEND CARDIUM

Pengrowth purchased properties in the Lochend Cardium area of Alberta on November 2, 2012 for $61.4 million adding approximately 530 boe/d with more optimization of this production expected. The assets acquired complement and consolidate Pengrowth’s position in this light oil resource play.

The transaction was accounted for by the acquisition method based on fair values as follows:

Acquired net assets:
Property, plant and equipment	$61.8
Asset retirement obligations	(0.4)
$61.4

The estimated fair value of property, plant and equipment was determined using internal estimates. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 1.5 percent and a discount rate of 8 percent were used.

5.	OTHER ASSETS

	As at
	December 31, 2013	December 31, 2012
Remediation trust funds	$54.7	$53.8
Other investment	5.0	20.0
	$59.7	$73.8

REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2013, the carrying value of the Judy Creek remediation trust fund was $7.0 million (December 31, 2012 - $7.5 million).
Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the Sable Island properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52/MMBtu of its share of natural gas production and $1.04/bbl of its share of natural gas liquids production from Sable Island. The investment in the Sable Island fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2013, the carrying value of the Sable Island remediation trust fund was $47.7 million (December 31, 2012 - $46.3 million).

PENGROWTH 2013 Financial Results	52

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2011	$49.7
Contributions	3.9
Remediation expenditures	(1.5)
Investment income	2.4
Unrealized loss	(0.7)
Balance, December 31, 2012	$53.8
Contributions	2.8
Remediation expenditures	(1.3)
Investment income	1.8
Unrealized loss	(2.4)
Balance, December 31, 2013	$54.7

OTHER INVESTMENT
Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $5 million. This investment is classified as fair value through profit or loss. The fair value is based in part on recent private placement equity offerings by the private company. Pengrowth owns a minority interest and does not have significant influence over the private corporation.
As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares. Therefore, it is uncertain if Pengrowth could realize this value in an open market and, as such, the fair value is subject to revision. The fair value at December 31, 2013 was $5 million (December 31, 2012 - $20 million). An unrealized loss of $15 million was recorded in the second quarter of 2013 (December 31, 2012 - $15 million loss).

PENGROWTH 2013 Financial Results	53

6.	PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2011	$4,917.8	$69.8	$4,987.6
Additions to PP&E	421.8	4.4	426.2
Acquisitions through business combinations	1,809.8	—	1,809.8
Property acquisitions	51.8	—	51.8
Change in asset retirement obligations	167.9	—	167.9
Divestitures	(19.7)	—	(19.7)
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Additions to PP&E	705.4	4.6	710.0
Property acquisitions	16.0	—	16.0
Transfer from E&E assets (note 7)	144.3	—	144.3
Change in asset retirement obligations	(169.6)	—	(169.6)
Divestitures	(1,457.8)	—	(1,457.8)
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2011	$863.8	$49.4	$913.2
Depletion and amortization for the period	560.2	7.1	567.3
Impairment loss	30.0	—	30.0
Divestitures	(3.1)	—	(3.1)
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	567.6	7.0	574.6
Divestitures	(233.1)	—	(233.1)
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2013
Long term	$4,802.3	$15.3	$4,817.6
As at December 31, 2012
Current	$317.3	$—	$317.3
Long term	5,581.2	17.7	5,598.9
	$5,898.5	$17.7	$5,916.2
During the year ended December 31, 2013, $16.0 million (December 31, 2012 – $10.1 million) of directly attributable general and administrative costs were capitalized to PP&E.
The calculation of depletion for the year ended ended December 31, 2013 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $399.7 million (December 31, 2012 – $nil).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2013, $6.1 million (December 31, 2012 – $nil) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (December 31, 2012 – nil).
For the year ended December 31, 2013, Pengrowth successfully closed the disposition of its non-core southeast Saskatchewan assets, non-operated Weyburn property and other minor properties for proceeds of $993.7 million, resulting in pre-tax losses on divestitures of $175.7 million (December 31, 2012 – $10.0 million pre-tax gain).

PENGROWTH 2013 Financial Results	54

In the fourth quarter of 2012, Pengrowth announced that it had an agreement in place to sells its working interest in its non-operated Weyburn property resulting in $317.3 million of carrying value being presented as assets held for sale and classified as a current asset on the Balance Sheets. The related ARO liability of $3.5 million was presented as liabilities associated with assets held for sale and classified as a current liability on the Balance Sheets.
IMPAIRMENT TESTING
IFRS requires an impairment test to assess the recoverable value of the PP&E within each CGU whenever there is an indication of impairment. At December 31, 2013, there were no indications of impairment, however, due to the required annual goodwill impairment test, all CGUs that have associated goodwill were tested. In 2012, impairment tests were performed at June 30, 2012 and December 31, 2012. The recoverable amounts of each CGU was based on the higher of value in use or fair value less costs to sell, which are generally the same.

The estimates of the recoverable amounts were determined based on the following information:
(a) The net present value of the CGUs oil and gas reserves using;
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator,
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator,
iii. Discounted at an estimated market rate.
(b) The fair value of undeveloped land.
(c) The fair value of contingent resources and infrastructure estimated by Management and/or
Pengrowth’s independent reserves evaluator, as appropriate.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b) Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

(d)	Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

(e)
Contingent resources and infrastructure. Assumptions that are valid at the time of contingent resource and infrastructure estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated.

The impairment tests carried out were based on reserve values using discount rates of 8 - 15 percent, varying from CGU to CGU, and an inflation rate of 2 percent.

PENGROWTH 2013 Financial Results	55

Below are the forward commodity price estimates used in the December 31, 2013 impairment test:

	WTI oil (1)	Foreign exchange rate	Edmonton light crude oil (1)	AECO gas (1)
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/MMBtu)
2014	97.50	0.95	92.76	4.03
2015	97.50	0.95	97.37	4.26
2016	97.50	0.95	100.00	4.50
2017	97.50	0.95	100.00	4.74
2018	97.50	0.95	100.00	4.97
2019	97.50	0.95	100.00	5.21
2020	98.54	0.95	100.77	5.33
2021	100.51	0.95	102.78	5.44
2022	102.52	0.95	104.83	5.55
2023	104.57	0.95	106.93	5.66
Thereafter	+ 2.0 percent/yr	0.95	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices represent forecasted amounts as at January 1, 2014 by Pengrowth's independent reserves evaluator.

Based on the impairment tests carried out, there were no impairments at December 31, 2013. The impairment test is sensitive to lower commodity prices, which have been under significant downward pressure in recent years, particularly natural gas prices. Further declines in commodity prices could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases and operating cost increases.

At June 30 2012, the carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell and an impairment of $30.0 million on PP&E was recognized. There were no other impairments recorded in 2012.

The impairment noted above may be reversed if the fair value of the producing Groundbirch CGU increases in future periods.

7.	EXPLORATION AND EVALUATION ASSETS

Cost or deemed cost
Balance, December 31, 2011	$563.8
Additions	48.1
Impairment loss	(48.3)
Balance, December 31, 2012	$563.6
Transfer to property, plant and equipment	(144.3)
Balance, December 31, 2013	$419.3

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to PP&E, after being tested for impairment.
In the first quarter of 2013, the Board of Directors sanctioned the first phase of the Lindbergh Project resulting in $144.3 million of E&E costs being transferred to PP&E. This transfer represented all of the Lindbergh costs that were in E&E. In 2012, the Lindbergh project remained in E&E as Pengrowth worked on achieving technical feasibility and demonstrating commercial viability, including receiving all of the necessary environmental and regulatory approvals. Thus, all production from the Lindbergh pilot project was not included in production volumes and any net revenue received from production was not recognized in income while the project remained classified as an E&E asset. During the year ended December 31, 2012, the revenues, net of royalties and production costs, capitalized to the Lindbergh pilot project were $4.9 million.
During the year ended December 31, 2013, $nil (December 31, 2012 – $1.5 million) of directly attributable general and administrative costs related to E&E activities were capitalized.

PENGROWTH 2013 Financial Results	56

A substantial portion of the E&E balance relates to the Groundbirch project in northeast B.C. The future recoverability of the book value is dependent on expectations of future natural gas prices, which could impact management's decisions relating to drilling commitments and lease retention. Pengrowth is taking steps to preserve the Groundbirch leases. In the future, if management decides to not move the project forward, then a significant portion of the E&E balance could be derecognized.

IMPAIRMENT OF E&E ASSETS

In 2012, it was determined that there would be no future drilling in the Horn River area due to low natural gas prices and a lack of infrastructure. Accordingly, there would be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority of which would be left to expire.  As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012.

Subsequent to June 30, 2012, there have been no indications of impairment requiring Pengrowth to perform an impairment test, however, an impairment test was performed on January 1, 2013 upon transfer of the Lindbergh Project to PP&E. The net present value of the proved and probable reserves, as determined by the external reserve evaluator supported the carrying value of the Lindbergh Project, as such, no impairment was required.

PENGROWTH 2013 Financial Results	57

8.	GOODWILL

Cost or deemed cost
Balance, December 31, 2012 and 2011	$700.7
Divestitures	(28.0)
Balance, December 31, 2013	$672.7
Pengrowth has goodwill allocated to several CGUs resulting from several prior year acquisitions. As Pengrowth disposes of certain properties, goodwill associated with the property disposed of is included in the carrying amount of the property when determining the gain or loss on disposal. Unless specific goodwill can be identified to the property disposed of, the amount is measured on the basis of the relative values of the property disposed of and the portion of the CGUs retained.

Goodwill is stated at cost less accumulated impairment and divestitures. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E. At December 31, 2013 and December 31, 2012, an impairment test was performed, with no impairments to goodwill recorded.

The carrying value of goodwill at December 31, 2013 is $672.7 million. Approximately $130 million is attributable to the Swan Hills area CGU as it relates directly to the purchase of the Carson Creek property in 2006. The remaining goodwill is not attributed to any specific CGU thus this value is supported by the excess recoverable amount over the carrying value of certain of Pengrowth’s CGUs.

9.	CONVERTIBLE DEBENTURES
In connection with the business combination with NAL, Pengrowth assumed $349 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.
Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75 percent Debentures and NAL 6.25 percent Series A Debentures at a price equal to 101 percent of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25 percent Series B Debentures at a price equal to 100 percent of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as both current and non-current liabilities on the Balance Sheets as applicable, and the debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

PENGROWTH 2013 Financial Results	58

On August 31, 2012, $59.5 million of debentures matured and were settled in cash, leaving two series outstanding. The following table summarizes each series as well as the activity associated with the convertible debentures from the date of acquisition to December 31, 2013:

Series	6.75%	Series A-6.25%	Series B-6.25%	Total
Maturity date	Aug 31, 2012	Dec 31, 2014	Mar 31, 2017
Conversion price (per Pengrowth share)	$16.28	$19.19	$11.51
Balance, June 1, 2012	$80.6	$117.6	$150.8	$349.0
Redeemed	(20.2)	(17.1)	(13.2)	(50.5)
Premium released upon redemption	(0.3)	(0.4)	—	(0.7)
Premium accretion	(0.6)	(0.5)	(0.1)	(1.2)
Matured	(59.5)	—	—	(59.5)
Balance, December 31, 2012	$—	$99.6	$137.5	$237.1
Premium accretion		(0.9)	(0.2)	(1.1)
Balance, December 31, 2013		$98.7	$137.3	$236.0
Face value, December 31, 2013		$97.9	$136.8	$234.7

10.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	December 31, 2013	December 31, 2012
U.S. dollar denominated senior unsecured notes:
50 million at 5.47 percent due April 2013	$—	$49.7
71.5 million at 4.67 percent due May 2015	75.9	70.9
400 million at 6.35 percent due July 2017	424.6	396.8
265 million at 6.98 percent due August 2018	281.1	262.8
35 million at 3.49 percent due October 2019	37.1	34.6
115.5 million at 5.98 percent due May 2020	122.4	114.4
105 million at 4.07 percent due October 2022	111.1	103.8
195 million at 4.17 percent due October 2024	206.3	192.9
	$1,258.5	$1,225.9
U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	88.0	80.7
U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October 2019	26.3	24.1
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15.0	15.0
Canadian dollar 25 million senior unsecured notes at 4.74 percent due October 2022	24.9	24.9
Canadian dollar revolving credit facility borrowings	—	160.0
Total long term debt	$1,412.7	$1,530.6

Current portion of long term debt	$—	$49.7
Non-current portion of long term debt	1,412.7	1,480.9
	$1,412.7	$1,530.6
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in July of 2013 and matures July 26, 2017. Subsequent to December 31, 2013, certain of the financial covenants were amended until December 31, 2015.

PENGROWTH 2013 Financial Results	59

This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2013, the available facility was undrawn (December 31, 2012 – $160 million) and letters of credit in the amount of $35.8 million (December 31, 2012 – $28 million) were outstanding.

As of December 31, 2013, an unrealized cumulative foreign exchange loss of $45.0 million (December 31, 2012 - $37.6 million gain) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2013, an unrealized cumulative foreign exchange gain of $23.3 million (December 31, 2012 - $32.7 million gain) has been recognized on the U.K. pound sterling denominated term notes since inception. See Note 18 for additional information about foreign exchange risk management and the impact on the Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2014 - $nil, 2015 - $163.9 million, 2016 - $nil, 2017 - $424.6 million, 2018 - $296.1 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2013, this facility was undrawn (December 31, 2012 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2012 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

PENGROWTH 2013 Financial Results	60

11.	PROVISIONS
Provisions are composed of ARO and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2011	$660.8	$6.3	$667.1
Assumed in business combinations	47.4	—	47.4
Provisions made during the period	4.8	2.0	6.8
Provisions on acquisitions	30.9	—	30.9
Provisions on dispositions	(5.5)	—	(5.5)
Revisions due to discount rate changes (1)	178.1	—	178.1
Provisions settled	(27.6)	—	(27.6)
Other revisions	(40.4)	—	(40.4)
Accretion (amortization)	20.4	(1.6)	18.8
Balance, December 31, 2012	$868.9	$6.7	$875.6
Provisions made during the period	4.2	—	4.2
Provisions on acquisitions	3.1	—	3.1
Provisions on dispositions	(84.0)	—	(84.0)
Revisions due to discount rate changes (2)	(195.0)	—	(195.0)
Provisions settled	(29.6)	—	(29.6)
Other revisions	18.1	—	18.1
Accretion (amortization)	20.5	(1.4)	19.1
Balance, December 31, 2013	$606.2	$5.3	$611.5

(1) Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balances assumed in the NAL and Lochend business combinations.
The offset is recorded in PP&E.
(2) Relates to the change in the risk free discount rate from 2.5 percent to 3.25 percent. The offset is recorded in PP&E.
As at December 31, 2013
Current	$15.0	$2.1	$17.1
Long term	591.2	3.2	594.4
	$606.2	$5.3	$611.5

As at December 31, 2012
Current (1)	$24.0	$2.1	$26.1
Long term	844.9	4.6	849.5
	$868.9	$6.7	$875.6

(1)	Includes current liability related to ARO for assets held for sale of $3.5 million.

The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2013	December 31, 2012
Total escalated future costs	2,122.5	2,414.2
Discount rate, per annum	3.25%	2.5%
Inflation rate, per annum	1.5%	1.5%

These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2038 and 2078.

PENGROWTH 2013 Financial Results	61

CONTRACT & OTHER LIABILITIES
Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
Provisions made in 2012 relate to a finance lease transaction.

12.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2013	2012
Loss before taxes	$(390.1)	$(19.3)
Combined federal and provincial tax rate	25.30%	25.32%
Expected income tax reduction	$(98.7)	$(4.9)
Foreign exchange (gain) loss (1)	11.7	(1.6)
Effect of change in corporate tax rate	(0.2)	(0.4)
Loss on investments (2)	1.9	1.9
Gain on acquisition (3)	—	(18.6)
Other including share based compensation	12.1	(8.4)
Deferred income tax reduction	$(73.2)	$(32.0)

(1)	Reflects the 50% non-taxable portion of foreign exchange gains and losses.

(2)	Reflects the 50% non-taxable portion of investment gains and losses.

(3)	Reflects the gain on acquisition relating to the business combination with NAL.

The net deferred income tax liability is composed of:

	As at
	December 31, 2013	December 31, 2012
Deferred tax liabilities associated with:
Property, plant and equipment and E&E assets	$(635.7)	$(718.5)
Long term debt	—	(10.7)
	$(635.7)	$(729.2)
Less deferred tax assets associated with:
Non-capital losses	242.2	208.3
Convertible debentures	0.3	0.6
Share issue costs	2.1	4.9
Provisions	154.2	221.2
Risk management contracts	17.6	2.9
Long term debt	1.2	—
Net deferred tax liability	$(218.1)	$(291.3)

In calculating the deferred income tax liability in 2013, Pengrowth included $967.5 million (2012 - $832.8 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2025 and 2032.

Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2013	December 31, 2012
Deductible temporary differences	$25.5	$25.5
Tax losses	16.7	16.7
	$42.2	$42.2

PENGROWTH 2013 Financial Results	62

A continuity of the net deferred income tax asset (liability) for 2013 and 2012 is detailed in the following tables:

Movement in temporary differences during the year	Balance Jan 1, 2013	Recognized in profit or loss	Balance Dec 31, 2013
Property, plant and equipment and E&E assets	$(718.5)	$82.8	$(635.7)
Convertible debentures	0.6	(0.3)	0.3
Long term debt	(10.7)	11.9	1.2
Share issue costs	4.9	(2.8)	2.1
Non-capital losses	208.3	33.9	242.2
Provisions	221.2	(67.0)	154.2
Risk management contracts	2.9	14.7	17.6
	$(291.3)	$73.2	$(218.1)

Movement in temporary differences during the year	Balance Jan 1, 2012	Recognized in profit or loss	Recognized directly in equity	Acquired in business combinations	Balance Dec 31, 2012
Property, plant and equipment and E&E assets	$(544.3)	$(17.5)	$—	$(156.7)	$(718.5)
Convertible debentures	—	(0.5)	—	1.1	0.6
Long term debt	(8.7)	(2.0)	—	—	(10.7)
Share issue costs	5.1	(2.2)	0.1	1.9	4.9
Non-capital losses	104.2	23.7	—	80.4	208.3
Provisions	169.2	40.1	—	11.9	221.2
Risk management contracts	16.6	(9.6)	—	(4.1)	2.9
	$(257.9)	$32.0	$0.1	$(65.5)	$(291.3)

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

No current income taxes were paid by Pengrowth in 2013 and 2012.

13.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2013		2012
(Common shares - 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	511,804	$4,634.8	360,282	$3,525.2
Share based compensation (cash exercised)	336	2.1	72	0.5
Share based compensation (non-cash exercised)	1,260	11.3	895	7.5
Issued for cash under Dividend Reinvestment Plan (DRIP)	8,631	44.9	8,290	60.1
Issued for cash under Premium Dividend Plan ™	—	—	11,026	75.8
Issued on NAL business combination	—	—	131,239	965.9
Share issue costs, net of tax (2012 – $0.1)	—	—	—	(0.2)
Balance, end of year	522,031	$4,693.1	511,804	$4,634.8

DIVIDEND REINVESTMENT PLAN
Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan.

A Premium Dividend™ program commenced in January 2012 and was suspended effective December 17, 2012.

PENGROWTH 2013 Financial Results	63

14.	SHARE BASED COMPENSATION PLANS
Pengrowth’s Long Term Incentive Plan ("LTIP") as described below is used to grant awards of share based compensation. Prior to January 1, 2011, Pengrowth had other long term incentive plans that are being phased out with no new awards to be issued under the previous long term incentive plans.
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at December 31, 2013, the number of shares issuable under the share based compensation plans, in aggregate, represents 1.8 percent of the issued and outstanding common shares, which is within the limit.

Share based compensation expense is composed of the following:

	Year ended December 31
	2013	2012
Long term incentive plan	$16.6	$13.0
Deferred entitlement share unit plan (1)	(0.2)	(0.3)
Total share based compensation	$16.4	$12.7
Amounts capitalized in the period	(1.4)	(0.5)
Share based compensation expense included in net income (loss)	$15.0	$12.2

(1)	This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan.
LONG TERM INCENTIVE PLAN ("LTIP")

Pengrowth’s LTIP has the following components:

(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs may be awarded to employees, officers and consultants. PSUs granted in 2011 will be issued as shares using a performance factor of 50 percent of the PSUs granted plus the amount of reinvested notional dividends. PSUs granted after 2011 will be subject to a performance factor ranging from 50 percent to 150 percent of the number of PSUs granted plus the amount of reinvested notional dividends.

(b) Restricted Share Units ("RSUs")
RSUs may be awarded to employees, officers and consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c) Deferred Share Units ("DSUs")
DSUs are currently only issued to members of the Board of Directors. Each DSU entitles the holder to one common share plus reinvested notional dividends since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retain discretion with respect to the LTIP.

PENGROWTH 2013 Financial Results	64

The following provides a continuity of the LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2011	573	686	50
Granted	1,157	1,581	76
Forfeited	(117)	(128)	—
Exercised	—	(304)	—
Deemed DRIP	111	123	10
Outstanding, December 31, 2012	1,724	1,958	136
Granted	2,611	3,299	161
Forfeited	(439)	(483)	—
Exercised	(2)	(689)	(34)
Performance adjustment	(163)	—	—
Deemed DRIP	303	328	21
Outstanding, December 31, 2013	4,034	4,413	284

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant. For PSU and RSU grants made prior to 2013, the forfeiture rate was estimated at 10 to 25 percent for employees and 3 to 9 percent for officers, depending on the vesting period. For PSU and RSU 2013 grants, the estimated forfeiture rates range from 10 to 30 percent for both employees and officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

For the year ended December 31, 2013, Pengrowth recorded $16.6 million of compensation expense related to the LTIP units (December 31, 2012 - $13.0 million), based on the weighted average grant date fair value of $4.73 per share unit (December 31, 2012 - $8.80 per share unit). As at December 31, 2013, the amount of compensation expense to be recognized over the remaining vesting period was $18.7 million or $2.73 per share unit (December 31, 2012 - $15.4 million or $4.46 per share unit) subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.5 years.
PREVIOUS LONG TERM INCENTIVE PLANS
(a) Deferred Entitlement Share Units ("DESU") Plan
The DESU plan is composed of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from 0.5 to 2.0 times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitle the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

PENGROWTH 2013 Financial Results	65

The following provides a continuity of the DESUs:

DESUs (1) (number of share units - 000's)	2013	2012
Outstanding, beginning of year	1,033	2,024
Forfeited	(7)	(102)
Exercised	(535)	(602)
Performance adjustment (2)	(254)	(393)
Deemed DRIP	38	106
Outstanding, end of year	275	1,033

Composed of:
Performance related DESUs	1	502
Non-Performance related DESUs	274	531
Outstanding, end of year	275	1,033

(1)
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. As at December 31, 2013, all of the grants were fully vested and the majority of the total outstanding balance was composed of grants to the Board of Directors.

(2)	DESU grants vested with a performance multiplier of 50 percent.

Pengrowth recorded a recovery of compensation expense of $0.2 million for the year ended December 31, 2013 related to the DESUs (December 31, 2012 - $0.3 million recovery). The recoveries in 2013 and 2012 were related to changes in the performance multipliers for DESUs. As at December 31, 2013, no further compensation expense is to be recognized (December 31, 2012 - $0.3 million or $0.37 per DESU).

(b) Common Share Rights Incentive Plan
The trust unit rights incentive plan that was effective when Pengrowth was a trust, was renamed on conversion to a corporation to the common share rights incentive plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The common share rights incentive plan provides the holder the right to purchase common shares over a five year period. During the years ended December 31, 2013 and 2012, there were no exercise price reductions under this plan.

The following provides a continuity of the common share options and rights:

	2013		2012
Share unit options and rights (number outstanding - 000's) (1)	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of year	1,471	$11.27	2,217	$12.96
Expired	(605)	17.11	(543)	17.65
Forfeited	(33)	10.57	(131)	16.32
Exercised	(336)	6.11	(72)	6.26
Outstanding, end of year	497	$7.68	1,471	$11.27

Composed of:
Share unit options	497	$7.68	856	$7.05
Share unit rights	—	—	615	17.13
Outstanding, end of year	497	$7.68	1,471	$11.27

(1)
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. The final tranche of share unit options and rights will expire in 2015.

PENGROWTH 2013 Financial Results	66

The following table summarizes information about share unit options outstanding and exercisable at December 31, 2013:

Options - (000's) Range of exercise prices	Number outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$6.00 to $8.99	269	0.2	$6.12
$9.00 to $11.99	228	0.5	9.48
	497	0.3	$7.68

15.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Year ended December 31
Cash provided by (used for):	2013	2012
Accounts receivable	$5.3	$27.5
Accounts payable	6.1	(71.2)
	$11.4	$(43.7)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash provided by:	2013	2012
Accounts receivable	$—	$3.2
Accounts payable, including capital accruals	48.6	10.2
	$48.6	$13.4

DIVIDENDS PAID

Pengrowth paid $0.04 per share in dividends in each of the months January through December 2013 for an aggregate annual cash dividend of $0.48 per share (December 31, 2012 - $0.07 per share January through July and $0.04 per share for the remaining months of 2012, aggregate annual dividend of $0.69 per share).

16.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Year ended December 31
(000's)	2013	2012
Weighted average number of shares – basic	517,365	447,232
Dilutive effect of share based compensation plans	—	2,277
Weighted average number of shares – diluted	517,365	449,509
For the year ended December 31, 2013, 5.9 million shares (December 31, 2012 - 1.5 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

Further, for the year ended December 31, 2013, 23.0 million shares (December 31, 2012 - 16.2 million) that are issuable on potential conversion of the convertible debentures that were assumed in the May 2012 NAL business combination were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

17.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.
Pengrowth’s goal over the longer term is to modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily total debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA") and total debt to total capitalization. Pengrowth seeks to manage the ratio of total debt to trailing Adjusted EBITDA and total debt to total capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may dispose of non-core assets, adjust the level of capital spending, issue new debt, refinance existing debt, issue additional equity, or adjust the level of dividends paid to shareholders to reduce debt levels.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing Adjusted EBITDA and total debt to total capitalization are within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2013	December 31, 2012
Long term debt (1)	$1,412.7	$1,530.6
Convertible debentures (2)	236.0	237.1
Working capital surplus (3) (4)	(179.3)	(178.5)
	$1,469.4	$1,589.2

(1)	Includes current portion of senior unsecured notes.

(2)	Includes current portion of convertible debentures.

(3)	Working capital surplus is calculated as current liabilities less current assets per the Balance Sheets, excluding the current portions of long term debt and convertible debentures.

(4)	Includes assets and liabilities held for sale at December 31, 2012.

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, convertible debentures and long term debt.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

PENGROWTH 2013 Financial Results	67

The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
Commodity Price Contracts
As at December 31, 2013, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Settlement currency
Financial:
WTI	23,000	Jan 1, 2014 - Dec 31, 2014	$94.51	Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77	Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76	Cdn
WTI	8,000	Jul 1, 2015 - Dec 31, 2015	$93.21	Cdn
WTI	500	Jan 1, 2016 - Mar 31, 2016	$92.00	Cdn
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu	Settlement currency
Financial:
AECO	113,738	Jan 1, 2014 - Dec 31, 2014	$3.79	Cdn
AECO	9,478	Jan 1, 2014 - Mar 31, 2014	$3.94	Cdn
NGI Chicago Index	5,000	Jan 1, 2014 - Dec 31, 2014	$4.27	Cdn
AECO	56,869	Jan 1, 2015 - Dec 31, 2015	$3.76	Cdn
AECO	2,370	Jan 1, 2015 - Mar 31, 2015	$3.85	Cdn
NGI Chicago Index	2,500	Jan 1, 2015 - Dec 31, 2015	$4.45	Cdn

Commodity Price Sensitivity
Each Cdn$1/bbl change in future oil prices would result in approximately Cdn$16.7 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2013 (December 31, 2012 – Cdn$6.5 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$16.4 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (December 31, 2012 – Cdn$17.3 million).

PENGROWTH 2013 Financial Results	68

As at close December 31, 2013, the AECO gas spot price was $4.03/MMBtu (December 31, 2012 – $3.04/MMBtu), the WTI prompt monthly price was Cdn$104.68/bbl (December 31, 2012 – Cdn$91.06/bbl).

Power Price Contracts
As at December 31, 2013, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	45	Jan 1, 2014 - Dec 31, 2014	$56.50	Cdn
AESO	20	Jan 1, 2015 - Dec 31, 2015	$49.69	Cdn
As at close December 31, 2013, the Alberta power pool spot price was $32.93/MWh (December 31, 2012 – $17.23/MWh). The average Alberta power pool price was $52.26/MWh for the month ended December 31, 2013 (December 31, 2012 – $57.62/MWh). The average Alberta power pool price was $80.19/MWh for the year ended December 31, 2013 (December 31, 2012 – $64.32/MWh).
Power Price Sensitivity
Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.6 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at December 31, 2013 (December 31, 2012 – Cdn$0.1 million).

Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of swap contracts and other derivatives in order to fix the foreign exchange rate on a portion of the U.S. dollar and all of the U.K. pound sterling denominated notes.
Foreign Exchange Contracts
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

PENGROWTH 2013 Financial Results	69

U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	71.5	50	70%	0.98
Swap	July 2017	400	250	63%	0.97
Swap	August 2018	265	125	47%	0.96
Swap	October 2019	35	15	43%	0.94
Swap	May 2020	115.5	20	17%	0.95
N/A	October 2022	105	—	—	—
N/A	October 2024	195	—	—	—
		1,187	460	39%

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Income (Loss)	$7.3	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2012	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$12.4	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Statements of Income (Loss)	$7.8	$—

Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving credit facility, as well as the interest rate derivative contracts, as the interest is based on floating interest rates.
Interest Rate Contracts
The following interest rate swap contracts were outstanding at December 31, 2013. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts, Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR ("Canadian Depository Offered Rate").

Remaining term	Notional monthly amount (Cdn$ millions)	Fixed interest rate (%)
Jan 2014	22	1.5%
Jan 2014 - Mar 2014	28	2.0%

PENGROWTH 2013 Financial Results	70

Interest Rate Sensitivity
Interest Rate Contracts
A 1 percent change in interest rates, with all other variables held constant, would result in approximately $0.1 million pre-tax change in interest expense as at December 31, 2013 (December 31, 2012 – $0.3 million), due to the change in fair value of the derivatives contracts.
Bank Interest Cost
As at December 31, 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk. For the year ended December 31, 2012, a 1 percent increase in interest rates would have increased pre-tax interest expense by $1.6 million.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statements of Income (Loss).

As at and for the year ended December 31, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$—	$—	$—	$—
Non-current portion of risk management assets	—	—	23.1	23.1
Current portion of risk management liabilities	(68.1)	(1.3)	(0.9)	(70.3)
Non-current portion of risk management liabilities	(11.9)	(0.1)	(10.2)	(22.2)
Risk management assets (liabilities), end of year	$(80.0)	$(1.4)	$12.0	$(69.4)
Less: Risk management assets (liabilities) at beginning of year	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the year	$(87.0)	$(0.6)	$29.8	$(57.8)
Realized gain (loss) on risk management contracts for the year	(55.0)	3.0	1.2	(50.8)
Total unrealized and realized gain (loss) on risk management contracts for the year	$(142.0)	$2.4	$31.0	$(108.6)

As at and for the year ended December 31, 2012	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$11.7	$—	$1.2	$12.9
Non-current portion of risk management assets	1.4	0.2	0.9	2.5
Current portion of risk management liabilities	(5.8)	(0.7)	(1.3)	(7.8)
Non-current portion of risk management liabilities	(0.3)	(0.3)	(18.6)	(19.2)
Risk management assets (liabilities), end of year	$7.0	$(0.8)	$(17.8)	$(11.6)
Less: Risk management assets (liabilities) at beginning of year	(42.0)	0.5	(24.1)	(65.6)
	$49.0	$(1.3)	$6.3	$54.0
Less: Risk management assets (liabilities) acquired from NAL	18.4	(0.7)	(1.6)	16.1
Unrealized gain (loss) on risk management contracts for the year	$30.6	$(0.6)	$7.9	$37.9
Realized gain (loss) on risk management contracts for the year	22.1	(1.4)	(1.0)	19.7
Total unrealized and realized gain (loss) on risk management contracts for the year	$52.7	$(2.0)	$6.9	$57.6

(1)	Unrealized and realized gains and losses are presented as separate captions in revenue.

(2)	Unrealized gains and losses are included in other expense and interest expense, respectively. Realized gains and losses are included in operating expenses and interest expense, respectively.

(3)	Unrealized and realized gains and losses are included as part of separate captions in expenses.

PENGROWTH 2013 Financial Results	71

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2013 and 2012.

			Fair value measurements using:
As at December 31, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$54.7	$54.7	$54.7	$—	$—
Fair value of risk management contracts	23.1	23.1	—	23.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.0	240.0	240.0	—	—
U.S. dollar denominated senior unsecured notes	1,258.5	1,333.2	—	1,333.2	—
Cdn dollar senior unsecured notes	39.9	39.6	—	39.6	—
U.K. pound sterling denominated unsecured notes	114.3	118.6	—	118.6	—
Fair value of risk management contracts	92.5	92.5	—	92.5	—

			Fair value measurements using:
As at December 31, 2012	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$53.8	$53.8	$53.8	$—	$—
Fair value of risk management contracts	15.4	15.4	—	15.4	—
Investment in private corporation	20.0	20.0	—	—	20.0

Financial Liabilities
Convertible debentures	237.1	237.4	237.4	—	—
U.S. dollar denominated senior unsecured notes	1,225.9	1,370.1	—	1,370.1	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	104.8	113.5	—	113.5	—
Fair value of risk management contracts	27.0	27.0	—	27.0	—

PENGROWTH 2013 Financial Results	72

Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Derivative contracts are recorded at fair value on the Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level two under the fair value hierarchy.
Term notes - the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
Level 3 Fair Value Measurements
Investment in Private Corporation - the fair value of the investment in Private Corporation is determined by considering several factors, including recent private placement equity offerings in the Private Corporation. The fair value of the investment has decreased to $5 million as at December 31, 2013 (December 31, 2012 - $20 million), resulting in an unrealized loss of $15 million in 2013 (December 31, 2012 - loss of $15 million).
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2013, Pengrowth has two counterparties that individually account for more than ten percent of annual revenue. Both of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2013, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2013 and 2012 and has no significant bad debt provision at December 31, 2013. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2013	December 31, 2012
Trade	$175.2	$178.9
Prepaid and other	17.1	18.6
	$192.3	$197.5
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

PENGROWTH 2013 Financial Results	73

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2013	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.3	$164.6	$8.6	$8.6	$147.4	$—
Cdn dollar senior unsecured notes (1)	39.9	55.0	2.2	2.2	21.1	29.5
U.S. dollar denominated senior unsecured notes (1)	1,258.5	1,642.8	72.1	145.9	867.2	557.6
U.K. pound sterling denominated unsecured notes (1)	114.3	129.1	5.7	93.5	2.7	27.2
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Commodity risk management contracts	11.9	12.1	—	12.1	—	—
Power and interest risk management contracts	0.1	0.1	—	0.1	—	—
Foreign exchange risk management contracts	10.2	1.7	0.3	0.3	0.8	0.3

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

As at December 31, 2012	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$237.1	$283.3	$14.7	$112.5	$156.1	$—
Cdn dollar revolving credit facility (1)	160.0	175.3	5.3	5.3	164.7	—
Cdn dollar senior unsecured notes (1)	39.9	57.2	2.2	2.2	6.5	46.3
U.S. dollar denominated senior unsecured notes (1)	1,176.2	1,604.1	67.4	67.4	651.8	817.5
U.K. pound sterling denominated unsecured notes (1)	104.8	123.7	5.2	5.2	87.5	25.8
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Commodity risk management contracts	0.3	0.4	—	0.4	—	—
Power and interest risk management contracts	0.3	0.2	0.2	—	—	—
Foreign exchange risk management contracts	18.6	2.0	0.3	0.3	0.9	0.5

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.
RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Balance Sheets:

	As at
Gross amounts	December 31, 2013	December 31, 2012
Risk management contracts
Current asset	$0.9	$20.8
Non-current asset	25.8	3.8
Current liability	(71.2)	(15.7)
Non-current liability	(24.9)	(20.5)
	$(69.4)	$(11.6)

PENGROWTH 2013 Financial Results	74

19.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2013	2012
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.94	$1.01
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	$83.4	$(16.4)
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	9.4	2.4
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$92.8	$(14.0)
Unrealized gain on U.S. foreign exchange risk management contracts	$(21.0)	$(3.7)
Unrealized gain on U.K. foreign exchange risk management contracts	(8.8)	(4.2)
Total unrealized gain on foreign exchange risk management contracts	$(29.8)	$(7.9)
Total unrealized foreign exchange (gain) loss	$63.0	$(21.9)
Total realized foreign exchange (gain) loss	$(1.1)	$1.0

20.	COMMITMENTS

($ millions)	2014	2015	2016	2017	2018	Thereafter	Total
Convertible debentures (1)	$97.9	$—	$—	$136.8	$—	$—	$234.7
Interest payments on convertible debentures	14.7	8.6	8.6	2.1	—	—	34.0
Long term debt (2)	—	164.2	—	425.4	296.9	530.6	1,417.1
Interest payments on long term debt (3)	80.0	77.3	71.8	59.9	37.1	83.7	409.8
Operating leases (4)	16.8	15.6	15.2	14.6	3.8	—	66.0
Pipeline transportation	27.4	25.5	9.1	5.9	4.3	27.7	99.9
Lindbergh capital	42.4	—	—	—	—	—	42.4
Remediation trust fund payments	0.3	0.3	0.3	0.3	0.3	11.0	12.5
	$279.5	$291.5	$105.0	$645.0	$342.4	$653.0	$2,316.4

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.

21.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

PENGROWTH 2013 Financial Results	75

22.	SUPPLEMENTARY DISCLOSURES
INCOME STATEMENT PRESENTATION
Pengrowth’s Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Statements of Income (Loss).

	Year ended December 31
	2013	2012
Operating	$50.5	$45.8
General and administrative	66.5	65.1
Total employee compensation costs	$117.0	$110.9
KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. Key management personnel at Pengrowth was composed of up to 9 non-executive directors and 14 officers during the year ended December 31, 2013 (December 31, 2012 - 9 non-executive directors and 14 officers).

Year ended December 31, 2013	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.8	$—	$1.5
Officers	5.0	1.8	5.0	—	11.8
	$5.7	$1.8	$5.8	$—	$13.3

Year ended December 31, 2012	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.7	$—	$1.4
Officers	4.7	1.5	4.1	0.5	10.8
	$5.4	$1.5	$4.8	$0.5	$12.2

PENGROWTH 2013 Financial Results	76

CORPORATE PROFILE

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny, Chairman
Vice Chairman,
Canaccord Genuity Corp.

Derek W. Evans
President and CEO,
Pengrowth Energy Corporation

Wayne K. Foo
President & CEO,
Parex Resources Inc.

Kelvin B. Johnston
President,
Wylander Crude Corp.

James D. McFarland
President and CEO,
Valeura Energy Inc.

Michael S. Parrett
Business Consultant

A. Terence Poole
Business Consultant

Barry D. Stewart
Retired Petroleum Industry Executive

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and CEO

David P. Allen
Vice President, Exploration

Gillian I. Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Sr. Vice President, Operations and Engineering

Steve J. De Maio
Vice President, In-Situ Oil Development and Operations

David Dean Evans
Vice President and Treasurer

Andrew D. Grasby
Sr. Vice President, General Counsel and Corporate Secretary

Rebecca D. Greenan
Vice President, Marketing

Frederic D.Kerr
Vice President, Investor Relations

Marlon J. McDougall
Chief Operating Officer

Deric S. Orton
Vice President, Land

Robert W. Rosine
Executive Vice President, Business Development

Christopher G. Webster
Chief Financial Officer

TRUSTEE

Olympia Trust Company

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl .... barrel
Bcf .... billion cubic feet
boe* .... barrels of oil equivalent
GJ .... gigajoule
Mbbls .... thousand barrels
MMbbls .... million barrels
Mboe* .... thousand barrels of oil equivalent
MMboe* .... million barrels of oil equivalent
MMBtu .... million British thermal units
Mcf .... thousand cubic feet
MMcf .... million cubic feet
Tcf .... trillion cubic feet
MWh .... mega watt hour
WTI .... West Texas Intermediate
AECO .... Alberta natural gas price point
AESO .... Alberta power price point
NGI Chicago .... Chicago natural gas price point

* 6 mcf of gas = 1 barrel of oil equivalent

Stock Exchange Listings
Toronto Stock Exchange: PGF
New York Stock Exchange: PGH

Pengrowth Energy Corporation
Head Office: 2100, 222 Third Ave. SW
Calgary, Alberta, Canada T2P 0B4
Phone: 403.233.0224 | 800.223.4122
Fax: 403.265.6251
www.pengrowth.com

Investor Relations
Phone: 403.233.0224
Toll free: 855.336.8814
investorrelations@pengrowth.com